UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

BBQ HOLDINGS, INC.

(Name of Subject Company)

BBQ HOLDINGS, INC.

(Names of Persons Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

05551A109

(CUSIP Number of Class of Securities)

Jeffery Crivello

Chief Executive Officer

BBQ HOLDINGS, INC.

12701 Whitewater Drive, Suite 100

Minnetonka, Minnesota 55343

(952) 294-1300

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Shai Kalansky	W. Todd Carlisle
Steven G. Rowles	David W. Drum
Morrison & Foerster LLP	Dentons Sirote PC
12531 High Bluff Drive, Suite 100	2311 Highland Avenue South
San Diego, California 92130	Birmingham, AL 35205
(858) 720-5100	(205) 930-5100

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1. Subject Company Information.

Name and Address.

The name of the subject company is BBQ Holdings, Inc., a Minnesota corporation (“BBQ Holdings” or the “Company”). The address of the Company’s principal executive office is 12701 Whitewater Drive, Suite 100, Minnetonka, Minnesota 55343. The telephone number of the Company’s principal executive office is 952-294-1300.

Securities.

The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (including the documents annexed hereto or incorporated herein, this “Schedule 14D-9”) relates is the Company’s common stock, par value $0.01 per share (each such share, a “Share,” and collectively, the “Shares”). As of August 8, 2022, there were 10,760,055 Shares issued and outstanding.

Item 2. Identity and Background of Filing Person.

Name and Address.

The name, business address and business telephone number of the Company, which is both the person filing this Schedule 14D-9 and the subject company, are set forth above under the heading “Item 1. Subject Company Information – Name and Address.”

Tender Offer.

This Schedule 14D-9 relates to the tender offer (the “Offer”) by Grill Merger Sub, Inc. (“Merger Sub”), a Minnesota corporation and wholly owned subsidiary of MTY Franchising USA, Inc. (“Parent”), a Tennessee corporation, to purchase all of the issued and outstanding Shares at a purchase price equal to $17.25 per Share (the “Offer Price”), net to the seller in cash, without interest and less any applicable taxes required to be withheld, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 24, 2022 (as may be amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as may be amended or supplemented from time to time, the “Letter of Transmittal”). The completion of the Offer is subject to various conditions, including there being validly tendered in accordance with the terms of the Offer and not validly withdrawn, prior to the expiration of the Offer, a number of Shares that (together with the Shares then owned by Merger Sub, if any) represents at least a majority of the then issued and outstanding Shares (determined on a fully diluted basis, which assumes conversion or exercise of all derivative securities regardless of the conversion or exercise price, the vesting schedule, or other terms and conditions thereof). The Offer is described in a Tender Offer Statement on Schedule TO (as may be amended or supplemented from time to time, the “Schedule TO”), filed by Parent and Merger Sub with the Securities and Exchange Commission (the “SEC”) on August 24, 2022. The Offer to Purchase and Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B) to this Schedule 14D-9, respectively, and are incorporated herein by reference. Merger Sub and Parent are wholly owned subsidiaries of MTY Food Group Inc. (“MTY”).

The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of August 8, 2022 (as it may be amended, restated, supplemented, or otherwise modified from time to time, the “Merger Agreement”), by and among the Company, Parent, and Merger Sub. Following completion of the Offer, the Merger Agreement provides that, among other things, upon its terms and subject to the satisfaction or (to the extent permitted by applicable law) waiver of each of the applicable conditions set forth therein, Merger Sub will be merged with and into the Company (the “Merger”), with the Company surviving as a non-publicly-traded, wholly owned subsidiary of Parent (the “Surviving Corporation”). The Merger, together with the Offer and the other transactions contemplated by the Merger Agreement, are referred to herein as the “Transactions.” Because the Merger Agreement contemplates that the Merger will be governed by Section 302A.613(4) of the Minnesota

Business Corporation Act (“MBCA”), no Company shareholder vote will be required to complete the Merger. The Company does not expect there to be a significant period of time between the completion of the Offer and the completion of the Merger. At the effective time of the Merger (the “Effective Time”), which, under the terms of the Merger Agreement, will take place as soon as practicable following consummation of the Offer, and in any event, no later than one business day thereafter, all remaining outstanding Shares not tendered in the Offer (other than Shares held by (i) the Company as treasury stock, owned by Merger Sub or Parent (or their respective wholly-owned subsidiaries), or that were irrevocably accepted for purchase by Merger Sub in the Offer, which Shares shall be automatically cancelled and shall cease to exist, or (ii) shareholders who are entitled to dissent and properly assert dissenter’s rights in accordance with, and in compliance in all respects with the MBCA in connection with the Merger) will be cancelled and automatically converted into the right to receive an amount equal to the Offer Price (the “Merger Consideration”), without interest and less any applicable taxes required to be withheld. See “Item 3. Past Contacts, Transactions, Negotiations and Agreements – Arrangements between the Company and its Executive Officers, Directors, and Affiliates – Effect of the Merger on Company Shares and Equity-Based Incentive Awards” below for a description of the treatment of Company stock options, Company time-based and performance-based restricted stock awards, and Company performance-based restricted stock unit awards.

Merger Sub commenced (within the meaning of Rule 14d-2 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) the Offer on August 24, 2022. Subject to the terms and conditions of the Merger Agreement and the Offer, the Offer is initially scheduled to expire at one minute after 11:59 p.m. (12:00 midnight), New York City time, on September 21, 2022.

The foregoing summary of the Offer, the Merger and the Merger Agreement is qualified in its entirety by the descriptions contained in the Offer to Purchase and the Letter of Transmittal as well as the full text of the Merger Agreement. Copies of the Merger Agreement, the Offer to Purchase, and the Letter of Transmittal are filed as Exhibits (e)(1), (a)(1)(A) and (a)(1)(B), respectively, to this Schedule 14D-9 and are incorporated herein by reference.

As set forth in the Schedule TO, the principal executive offices of Parent and Merger Sub are located at 9311 East Via de Ventura, Scottsdale, Arizona 85258.

The information relating to the Offer, including the Offer to Purchase, the Letter of Transmittal, and related documents (including, without limitation, the Merger Agreement) and this Schedule 14D-9 (including certain referenced documents), can be obtained without charge from the SEC’s website at www.sec.gov.

Item 3. Past Contacts, Transactions, Negotiations and Agreements.

Except as set forth in this Schedule 14D-9, as of the date hereof, to the knowledge of the Company, there are no material agreements, arrangements, or understandings or any actual or potential conflicts of interest between the Company or its affiliates, on the one hand, and (i) its executive officers, directors, or affiliates, or (ii) Parent or Merger Sub, or their respective executive officers, directors, or affiliates (including MTY), on the other hand.

In connection with the Company’s receipt of a written non-binding proposal from MTY for the acquisition by MTY, or an affiliate of MTY, of all of the issued and outstanding Shares, the Board of Directors of the Company (the “Board”) formed a special committee comprised Charles Davidson, Peter Haeg, Rachel Maga, and Bryan Wolff (the “Special Committee”), each of whom is a disinterested director of the Company (within the meaning of Section 302A.673 of the MBCA), to consider and take action, on behalf of the Company, with respect to such proposal, to review and direct negotiations concerning the definitive agreements to be entered into in connection with the proposed transaction including the Merger Agreement, and to make a recommendation to the Board with respect thereto.

The Special Committee and the Board were aware of the contracts, agreements, arrangements or understandings, and any actual or potential conflicts of interest, described below in this Item 3 and considered them along with other matters described in “Item 4. The Solicitation or Recommendation – Background of the Offer; Reasons for the Recommendation of the Special Committee and the Board; Opinion of the Company’s Financial Advisor.”

Arrangements between the Company and Parent and Merger Sub.

Merger Agreement

On August 8, 2022, the Company, Parent, and Merger Sub entered into the Merger Agreement. The summary of the Merger Agreement contained in Section 11 of the Offer to Purchase and the description of the conditions of the Offer contained in Section 15 of the Offer to Purchase are incorporated herein by reference. Such summary and description do not purport to be complete and are qualified in their entireties by reference to the full text of the Merger Agreement, which is filed as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated herein by reference.

The Merger Agreement governs the contractual rights and obligations among the Company, Parent, and Merger Sub in relation to the Offer and the Merger. The Merger Agreement is included as an exhibit to this Schedule 14D-9 to provide the Company’s shareholders with additional information regarding the terms of the Merger Agreement and the Transactions. The representations, warranties, and covenants of the Company contained in the Merger Agreement have been made solely for the benefit of Parent and Merger Sub. In addition, these representations, warranties, and covenants (i) have been made only for purposes of the Merger Agreement, (ii) have been qualified by (a) matters specifically disclosed in certain reports filed by the Company with the SEC at least three business days prior to the date of the Merger Agreement (subject to certain exceptions) and (b) confidential disclosures made to Parent and Merger Sub in the disclosure schedule delivered in connection with the Merger Agreement (the “Disclosure Schedule”), (iii) are subject to various materiality qualifications contained in the Merger Agreement, which may differ from what may be viewed as material by investors, (iv) were made only as of the date of the Merger Agreement or such other date as is specified in the Merger Agreement, (v) will not survive completion of the Merger and (vi) have been included in the Merger Agreement for the purpose of allocating risk between the contracting parties rather than establishing matters as fact. Accordingly, the Merger Agreement is included with this Schedule 14D-9 only to provide investors with information regarding the terms of the Merger Agreement and the Transactions, and not to provide investors with any other factual information regarding the Company or its business. In addition, any such confidential disclosures contain information that modifies, qualifies, and creates exceptions to the representations, warranties, and covenants set forth in the Merger Agreement. Investors should not rely on the representations, warranties, and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of the Company or any of its subsidiaries or affiliates. Moreover, information concerning the subject matter of the representations, warranties, and covenants may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the Company’s public disclosures. The Merger Agreement should not be read alone but should instead be read in conjunction with the other information regarding the Company that is or will be contained in, or incorporated by reference into, the Forms 10-K, Forms 10-Q, and other documents that the Company files with the SEC, including with regard to the Offer and the Merger.

The Guarantee

On August 8, 2022, simultaneously with the execution of the Merger Agreement, MTY provided the Company with a guarantee (the “Guarantee”), pursuant to which, among other things, MTY has guaranteed all obligations of Parent and Merger Sub under the Merger Agreement, subject to maximum aggregate liability under the Guarantee in an amount equal to the sum of the aggregate Merger Consideration, aggregate amounts payable with respect to Company Equity Awards (as defined in the Merger Agreement), the Payoff Amount (as defined in the Merger Agreement), and all costs and expenses (including reasonable attorney’s fees and expenses) incurred by the Company in connection with the enforcement of its specific performance rights under the Merger Agreement.

The foregoing summary and description of the Guarantee does not purport to be complete and is qualified in its entirety by reference to the full text of the Guarantee, which is filed as Exhibit (e)(2) to this Schedule 14D-9 and is incorporated herein by reference.

Confidentiality Agreement

The Company and Parent entered into a confidentiality agreement, dated as of May 31, 2022 (the “Confidentiality Agreement”). As a condition to being furnished with Evaluation Material (as defined in the Confidentiality Agreement), Parent agreed that such Evaluation Material will be treated confidentially by it and its directors, officers, employees, debt financing sources, agents, and/or advisors (including, without limitation, attorneys, accountants, and financial advisors) and will be used solely for the purpose of evaluating a possible negotiated transaction involving the Company. The Confidentiality Agreement contains an employee non-solicit for a period of two years (subject to certain exceptions). The Confidentiality Agreement expires two years after the date of the Confidentiality Agreement.

The foregoing summary and description of the Confidentiality Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Confidentiality Agreement, which is filed as Exhibit (e)(3) to this Schedule 14D-9 and is incorporated herein by reference.

Letter of Intent

On May 26, 2022, the Company and MTY entered into a non-binding letter of intent, which was subsequently amended on July 7, 2022 (together, the “Letter of Intent”). The Letter of Intent contains customary provisions pursuant to which, among other things, the Company agreed that, for an initial period of 45 days from the original Letter of Intent and for an additional period of 30 days thereafter pursuant to the amendment of the Letter of Intent, neither the Company nor any of its officers, directors, agents, affiliates, advisors, or employees will solicit, initiate, or encourage submission of any proposal or offer from any person, group, or entity (other than MTY) relating to any acquisition of the Shares or business of, or all or a material portion of the assets of, the Company, or other similar transaction or business combination involving the business of the Company, subject to limited, but customary, exceptions.

The foregoing summary and description of the Letter of Intent does not purport to be complete and is qualified in its entirety by reference to the full text of the Letter of Intent, which is filed as Exhibit (e)(4) and Exhibit (e)(5), respectively, to this Schedule 14D-9 and is incorporated herein by reference.

Arrangements between the Company’s Executive Officers, Directors and Affiliates, and Parent and Merger Sub.

Tender and Support Agreement

In connection with the Offer and Merger, and concurrently with the execution of the Merger Agreement, Parent and Merger Sub entered into a Tender and Support Agreement (the “Support Agreement”) with specified shareholders of the Company, as well as certain of the Company’s directors and executive officers (each, a “Supporting Shareholder”). Pursuant to the Support Agreement, the Supporting Shareholders have agreed to tender or to cause to be tendered in the Offer, the Shares held by them representing, in the aggregate, 36.65% of the outstanding Shares as of the date of the Support Agreement and to otherwise support the transactions contemplated by the Merger Agreement, subject to the terms of the Support Agreement; provided, in the event of an Adverse Recommendation Change (as defined in the Support Agreement) by the Board, the Supporting Shareholders have agreed to tender or to cause to be tendered in the Offer, a number of Shares held by them representing, in the aggregate, 32.97% of the outstanding Shares as of the date of the Support Agreement. The Supporting Shareholders beneficially owned, as of August 8, 2022, 3,943,699 Shares, which represented approximately 36.65% of the outstanding Shares as of August 8, 2022. The Support Agreement terminates upon the occurrence of specified circumstances, including in the event that the Merger Agreement is terminated in accordance with its terms.

The foregoing summary and description of the Support Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Support Agreement, which is filed as Exhibit (e)(6) to this Schedule 14D-9 and is incorporated herein by reference.

Beneficial Ownership of Shares by Parent and Merger Sub

According to the Offer to Purchase, dated as of August 24, 2022, neither Parent nor Merger Sub beneficially owned any Shares.

Arrangements between the Company and its Executive Officers, Directors, and Affiliates.

Certain of the Company’s executive officers and directors may be deemed to have interests in the Transactions that may be different from, or in addition to, those of the Company’s shareholders generally. These interests may create potential conflicts of interest. The Board was aware of those interests and considered them, among other matters, in reaching its decision to approve the Merger Agreement and the Transactions and to recommend that the Company’s shareholders accept the Offer and tender their Shares in the Offer.

Effect of the Merger on Company Shares and Equity-Based Incentive Awards

Certain executive officers and directors of the Company hold one or more of the following forms of equity: Shares, Company stock options, Company time-based and performance-based restricted stock awards and Company performance-based restricted stock unit awards.

Shares

The Company’s executive officers and directors who tender Shares they own pursuant to the Offer will be entitled to the same Offer Price on the same terms and conditions as the other Company shareholders who tender Shares pursuant to the Offer. The Company’s directors and executive officers have agreed to tender Shares held by them in the Offer pursuant to the Support Agreement described above under the heading “Tender and Support Agreement.” If the Merger occurs, at the Effective Time, any Shares owned by the Company’s executive officers and directors that are not tendered pursuant to the Offer will be entitled to receive the same Merger Consideration on the same terms and conditions as the other Company shareholders whose Shares are converted into the right to receive the Merger Consideration in the Merger.

Equity-Based Incentive Awards

Stock Options. Pursuant to the Merger Agreement, each Company stock option outstanding immediately before the Effective Time, whether or not then exercisable or vested, will be canceled and converted into the right to receive an amount in cash, without interest, equal to the product obtained by multiplying (i) the excess, if any, of the Merger Consideration over the per Share exercise price of the applicable Company stock option by (ii) the aggregate number of Shares subject to such Company stock option immediately before the Effective Time. Such cash amount will be paid, less any applicable withholding of taxes, no later than the first regular Company payroll date following the Effective Time.

Time-Based Restricted Stock Units and Earned Performance-Based Restricted Stock Units. Pursuant to the Merger Agreement, each award of Company time-based restricted stock units and each award of already earned performance-based restricted stock units outstanding immediately before the Effective Time will be vested in full as of immediately before the Effective Time and will be canceled and converted into the right to receive an amount in cash, without interest, equal to the product obtained by multiplying (i) the Merger Consideration by (ii) the aggregate number of Shares subject to such award immediately before the Effective Time. Such cash amount will be paid, less any applicable withholding of taxes, no later than the first regular Company payroll date following the Effective Time.

Unearned Performance-Based Restricted Stock Units. Pursuant to the Merger Agreement, each Company unearned award of performance-based restricted stock units outstanding immediately before the Effective Time will be vested and all restrictions thereon will lapse at the target level for such award as of immediately before the Effective Time and will be canceled and converted into the right to receive an amount in cash, without interest, equal to the product obtained by multiplying (i) the Merger Consideration by (ii) the aggregate number of Shares subject to the target level for such award immediately before the Effective Time. Such cash amount will be paid, less any applicable withholding of taxes, no later than the first regular Company payroll date following the Effective Time.

Restricted Stock. Any applicable repurchase rights of the Company and other restrictions applicable to Shares previously issued under the Company’s Amended and Restated 2015 Equity Incentive Plan will lapse in full as of immediately before the Effective Time. As of the Effective Time, each such Share of restricted stock will be cancelled and converted automatically into the right to receive the Offer Price in cash, without interest, and subject to any required withholding of taxes.

For an estimate of the amounts that would become payable to each of the Company’s named executive officers on cancellation of their unvested equity-based awards, see “Quantification of Potential Payments to the Company’s Named Executive Officers” below. The Company estimates that the amount that would become payable to all of the Company’s current executive officers (which include each of the named executive officers included in the table under “Quantification of Potential Payments to the Company’s Named Executive Officers”) on cancellation of their unvested equity-based awards if the Offer closed and the Effective Time occurred on October 1, 2022, based on a price of $17.25 per Share, is $5,923,688 in the aggregate. The Company estimates that the aggregate amount that would become payable to all of the Company’s current non-employee directors on cancellation of their unvested equity-based awards if the Offer closed and the Effective Time occurred on October 1, 2022, based on a price of $17.25 per Share, is $0 in the aggregate.

The foregoing summary and description of the equity based awards does not purport to be complete and is qualified in its entirety by reference to the full text of the Company’s Amended and Restated 2015 Equity Incentive Plan, which is filed as Exhibit (e)(7) to this Schedule 14D-9 and is incorporated herein by reference.

Change of Control Agreements

The Company previously entered into an employment agreement with the Company’s Chief Executive Officer, Jeffery Crivello (the “Employment Agreement”), and an employment letter agreement with Jason Schanno (“Employment Letter,” and together with the Employment Agreement, the “Change of Control Agreements”) that each provide for certain payments and benefits in the event of a change of control of the Company. The Transactions constitute a change of control under the terms of the Change of Control Agreements. Accordingly, under the Change of Control Agreements, upon the closing of the Transactions, each of Mr. Crivello and Mr. Schanno will be entitled to acceleration of vesting and deemed satisfaction of any performance requirements, and the Company’s repurchase rights with respect to all outstanding equity awards held by each executive will be terminated.

In addition, under the Employment Agreement, if Mr. Crivello is terminated in connection with the Transactions or if he is terminated without “cause” or he terminates his employment for “good reason” (as “cause” and “good reason” are defined in the Employment Agreement), he will be eligible to receive an amount, as separation pay, equal to his annual base salary plus his target annual bonus for the year of termination (the “Separation Payment”). The Separation Payment would be paid over a period of twelve (12) months, less taxes and applicable withholdings.

The payments and benefits due to Mr. Crivello on termination, as described above, which are not otherwise required by law are contingent on (i) execution by Mr. Crivello (or his beneficiary or estate) of a fully effective and non-revocable general release of all claims against the Company and its affiliates and (ii) the executive’s compliance with his obligations under the Employment Agreement, including restrictions against competition, solicitation, and disclosure of confidential information.

The Company also has broad-based severance guidelines (“Severance Guidelines”) that may in some circumstances provide up to six months of salary for Mr. Schanno and Albert Hank because they are not otherwise party to an employment agreement with the Company providing for severance payments or benefits.

The foregoing summary and description of the Change of Control Agreements does not purport to be complete and is qualified in its entirety by reference to the full text of the Change of Control Agreements, which are filed as Exhibit (e)(8), Exhibit (e)(9), and Exhibit (e)(10) to this Schedule 14D-9 and are incorporated herein by reference.

For estimates of the value of the payments and benefits described above that would become payable to the named executive officers under the Change of Control Agreements if the Effective Time occurred on October 1, 2022, and the executives all experienced a qualifying termination of employment at such time, see “Quantification of Potential Payments to the Company’s Named Executive Officers” below. The Company estimates that the amount of payments and benefits described above that would become payable to all of the Company’s current executive officers under the Change of Control Agreements, and after giving effect to the Company’s Severance Guidelines, if the Effective Time were October 1, 2022, and they all experienced a qualifying termination of employment at such time, would be $6,848,688 in the aggregate.

None of the Company’s executive officers are eligible for tax gross-up payments if any amounts paid or payable to the executive would be subject to the excise tax imposed on certain so-called “excess parachute payments” under Section 4999 of the Internal Revenue Code. Rather, the Employment Agreement for Mr. Crivello includes a “contingent cutback” provision such that, if the executive otherwise would be entitled to transaction-related payments and benefits (whether pursuant to the Employment Agreement or any other Company plan or agreement) that would be subject to the excise tax, then the amount of the payments and benefits will be reduced by the minimum amount necessary to prevent such payments and benefits from being subject to the excise tax, but only if the executive would be in a better after-tax position than if the executive received the full amount of the payments and benefits and paid the excise tax.

Agreements or Arrangements with Outside Directors

All non-employee directors, other than Charles Davidson, hold Company stock options or Shares, or both, that were granted under the Company’s Amended and Restated 2015 Equity Incentive Plan. The Company stock options and Shares held by these outside directors will generally be subject to the terms and conditions described above under “Effect of the Merger on Company Shares and Equity-Based Incentive Awards.”

Continuing Employee Benefits

For all purposes (other than benefit accrual, except for paid time off and severance) under all employee benefit plans of Parent, the Surviving Corporation and their respective subsidiaries and affiliates providing benefits to any continuing employee after the Effective Time (the “New Plans”), each employee will receive full credit for such employee’s service with the Company and its subsidiaries (including any predecessor employers if the Company or any of its subsidiaries or any Company benefit plan provides past service credit) before the Effective Time, to the same extent and for the same purposes as such employee was entitled, prior to the Effective Time, to credit for such service under the corresponding Company benefit plan (except to the extent such credit would result in a duplication of benefits). In addition, with respect to each New Plan that is a welfare benefit plan under applicable law, Parent and the Surviving Corporation (and their subsidiaries and affiliates) will use commercially reasonable efforts to cause each such New Plan to (i) waive all eligibility waiting periods, actively-at-work requirements, evidence of insurability requirements, pre-existing condition limitations, and other exclusions and limitations regarding the employees and their spouses, domestic partners, and dependents to the extent waived, satisfied, or not included under the corresponding Company benefit plan and (ii) recognize for each employee for purposes of applying annual deductible, co-payment, and out-of-pocket maximums under such New Plan any deductible, co-payment and out-of-pocket expenses paid by such employee and his or her spouse, domestic partner, and dependents under the corresponding Company benefit plan during the plan year of such Company benefit plan in which occurs the later of the Effective Time and the date on which such employee begins participating in such New Plan.

With respect to any earned but unused paid time off, vacation or sick time to which any continuing employee is entitled pursuant to the Company’s paid time off policy or individual agreement, applicable law or other arrangement applicable to such employee immediately prior to the Effective Time, Parent will, or will cause the Surviving Corporation to, (i) allow such employee to use such earned paid time off and (ii) if any such employee’s employment terminates between the Effective Time and December 31, 2022, under circumstances entitling the employee to severance pay, or as required by applicable law, pay the employee, in cash, an amount equal to the value of the earned and unused paid time off.

If, at least five business days prior to the Closing Date, Parent provides written notice to the Company directing the Company to terminate its (i) Company 401(k) Plan (as defined in the Merger Agreement) or (ii) other Company benefit plans (the “Terminated Plans”), the Company shall terminate the Terminated Plans effective, in the case of (i) as of the day immediately preceding the Closing Date, and in the case of (ii) immediately prior to the Closing Date, subject to the consummation of the transactions contemplated by the Merger Agreement.

The foregoing summary of certain provisions of the Merger Agreement does not purport to be complete and is qualified in its entirety by the Merger Agreement, a copy of which is filed as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated herein by reference.

Quantification of Potential Payments to the Company’s Named Executive Officers

The information set forth in the table below is intended to comply with Item 402(t) of Regulation S-K, which requires disclosure of information about certain compensation for each of the Company’s named executive officers that is based on or otherwise relates to the Transactions and assumes, among other things, that the named executive officers will incur a severance-qualifying termination of employment immediately following completion of the Transactions. The amounts shown in the table do not include the value of payments or benefits that would have been earned, or any amounts associated with equity awards that would vest pursuant to their terms, on or prior to the Effective Time, or the value of payments or benefits that are not based on or otherwise related to the Transactions. For additional details regarding the terms of the payments and benefits described below, see the discussion above.

The amounts indicated below are estimates based on multiple assumptions that may or may not actually occur or be accurate on the relevant date and do not reflect certain compensation actions that may occur before the closing of the Offer and completion of the Merger. For purposes of calculating the amounts below, the Company has assumed:

•	October 1, 2022, as the date of the closing of the Offer and occurrence of the Effective Time;

•	a termination of each named executive officer’s employment without “cause” immediately following the Effective Time; and

•	that the “contingent cutback” provision in the Employment Agreement described above will not apply.

Golden Parachute Compensation

Name	Cash ($)(1)	Equity ($)(2)(3)	Perquisites / Benefits ($)	Total ($)
Jeffery Crivello	700,000	5,333,131	—	6,033,131
Chief Executive Officer
Jason Schanno	112,500	404,190	—	516,690
Chief Financial Officer
Albert Hank	112,500	186,367	—	298,867
Chief Operating Officer

(1)

The amount in this column for Mr. Crivello reflect a severance payment amount equal to his annual base salary plus his target annual bonus in effect on the assumed date of termination. The amount in this column for each of Mr. Schanno and Mr. Hank reflect separation pay, pursuant to the Company’s Severance Guidelines, equal to six (6) months’ base salary. Base Salaries as of the assumed Effective Time for Mr. Crivello, Mr. Schanno and Mr. Hank are expected to be $350,000, $225,000, and $225,000, respectively. Mr. Crivello’s target annual bonus equals 100% of his then effective base salary.

(2)

Immediately before the Effective Time, all outstanding stock options, whether or not then exercisable or vested, will be canceled and converted into the right to receive the excess of the Merger Consideration over the applicable per Share exercise price, multiplied by the aggregate number of Shares subject to each such stock option immediately before the Effective Time. In addition, all outstanding awards of restricted stock units will be vested in full as of immediately before the Effective Time (unearned performance-based awards of restricted stock units will be vested at the target level for such award) and will be cancelled and converted into the right to receive the Merger Consideration. In addition, all Company repurchase rights will be waived with respect to Shares issued pursuant to restricted stock awards. Payments in respect of these equity awards are considered payable pursuant to single-trigger arrangements as they will fully-vest in connection with the Transactions alone and neither the Merger Sub nor Parent are assuming or substituting these equity awards.

(3)

The amounts in this column reflect the estimated value payable to the named executive officers in respect of (i) unvested restricted stock awards and unvested restricted stock units (calculated by multiplying the total number of shares of restricted stock and restricted stock units held by the executive officer, as applicable, by the Merger Consideration), and (ii) unvested stock options (calculated by multiplying the excess of the Merger Consideration over the per share exercise price of the unvested options by the total number of Shares subject to the unvested options held by the executive officer), in each case, in accordance with the Merger Agreement and without regard to applicable taxes and withholdings. The amounts shown do not include the estimated net value of vested, unexercised stock options held by the named executive officers, as follows: (i) $43,316 payable to Mr. Schanno with respect to vested options for the purchase of 10,829 Shares at a weighted average exercise price of $13.25, and (ii) $207,941 payable to Mr. Hank, with respect to vested options for the purchase of 15,408 Shares at a weighted average exercise price of $3.75 per Share. Mr. Crivello does not hold any vested, unexercised stock options. The estimated value to be received by the named executive officers for outstanding unvested equity awards that will become vested in connection with the Merger, including any value of related dividends or dividend equivalents, is set forth in the table below and assumes a Merger Consideration price of $17.25 per Share.

Name	Stock Options ($)	Restricted Stock ($)	Restricted Stock Units ($)	Accrued Dividends / Distributions ($)
Jeffery Crivello	—	4,269,375	1,063,756	—
Jason Schanno	116,684	—	287,506	—
Albert Hank	42,623	—	143,744	—

Exchange Act Section 16 Matters

Pursuant to the Merger Agreement, the Company has agreed to take such steps as may be reasonably required or advisable to cause dispositions of the Company’s equity securities (including derivative securities) pursuant to the Transactions by each individual who is a director or officer of the Company to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Rule 14d-10 Matters

The Merger Agreement provides that, prior to the time at which Parent irrevocably accepts for payment all Shares validly tendered and not properly withdrawn pursuant to the Offer, the Compensation Committee of the Board (the “Compensation Committee”), to the extent required, will take such steps to cause each employment compensation, severance or other employee benefit arrangement pursuant to which consideration is payable to any officer, director or employee who is a holder of any security of the Company to be approved by the Compensation Committee in accordance with the requirements of Rule 14d-10(d)(2) under the Exchange Act as an “employment compensation, severance or other employee benefit arrangement” within the meaning of Rule 14d-10(d)(1) under the Exchange Act and satisfy the requirements of the non-exclusive safe harbor set forth in Rule 14d-10(d) of the Exchange Act.

Indemnification Under the Minnesota Business Corporation Act

Section 302A.521 of the MBCA provides in substance that, unless prohibited or limited by its articles of incorporation or bylaws, a Minnesota corporation must indemnify an officer or director who is made or threatened to be made a party to a proceeding by reason of the former or present official capacity of the person against judgments, penalties, fines, including, without limitation, excise taxes assessed against the person with respect to an employee benefit plan, settlements, and reasonable expenses, including attorneys’ fees and disbursements, incurred by such person in connection with the proceeding, if certain criteria are met. These criteria, all of which must be met by the person seeking indemnification, are as follows: (i) such person has not been indemnified by another organization or employee benefit plan for the same judgments, penalties, fines, including, without limitation, excise taxes assessed against the person with respect to an employee benefit plan, settlements, and reasonable expenses, including attorneys’ fees and disbursements, incurred by the person in connection with the proceeding with respect to the same acts or omissions; (ii) such person must have acted in good faith; (iii) no improper personal benefit was obtained by such person and such person satisfied certain statutory conflicts of interest provisions, if applicable; (iv) in the case of a criminal proceeding, such person had no reasonable cause to believe that the conduct was unlawful; and (v) in the case of acts or omissions occurring in such person’s performance in an official capacity, such person must have acted in a manner such person reasonably believed was in the best interests of the corporation or, in certain limited circumstances, not opposed to the best interests of the corporation. In addition, Section 302A.521(3) of the MBCA requires payment by the registrant, upon written request, of reasonable expenses in advance of final disposition in certain instances. A decision as to required indemnification is made by a majority of the disinterested board of directors present at a meeting at which a disinterested quorum is present, or by a designated committee of disinterested directors, by special legal counsel, by the disinterested shareholders, or by a court.

Indemnification under the Articles, Bylaws, and Director Indemnification Agreements

Article 6 of the Company’s Articles of Incorporation provides that, to the fullest extent permitted by law, a director shall have no personal liability to the Company or its shareholders for breach of fiduciary duty as a director and that any amendment to repeal such Article 6, including, without limitation, adoption of the articles of incorporation of the Surviving Corporation adopted pursuant to the Merger Agreement, shall not adversely affect any right or protection of a director of the Company for or with respect to any acts or omissions of such director occurring prior to such amendment or repeal.

Article 6 of the Company’s Bylaws provides that the Company shall indemnify its officers, directors, employees, and agents to the full extent permitted by the laws of the State of Minnesota.

The Company has entered into an indemnification agreement with each of its directors and named executive officers to give such directors and officers additional contractual assurances regarding the scope of the indemnification set forth in its Articles of Incorporation and Bylaws and to provide additional procedural protections. This agreement, among other things, requires the Company to indemnify each director to the fullest extent permitted by Minnesota law, including indemnification of expenses such as attorneys’ fees, judgments, fines and settlement amounts actually and reasonably incurred by the director or executive officer in any action or proceeding, including any action or proceeding by or in right of the Company, arising out of the person’s services as a director or executive officer. The foregoing summary and description of the Indemnification Agreement with the Company’s directors does not purport to be complete and is qualified in its entirety by reference to the full text of the Company’s form of Indemnification Agreement, which is filed as Exhibit (e)(11) to this Schedule 14D-9 and is incorporated herein by reference.

The Company has also obtained directors’ and officers’ liability insurance that provides coverage (i) to its directors and officers against certain liabilities arising from claims made by reason of actual or alleged breaches of duty or other wrongful acts and (ii) to the Company with respect to indemnification payments that it may make to such directors and officers.

The Merger Agreement provides that from and after the Effective Time, the Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, in each case, to the fullest extent permitted under applicable law, indemnify and hold harmless, and advance expenses to, each individual who at the Effective Time is, or at any time prior to the Effective Time was, a director officer, employee, agent or fiduciary of the Company or of a subsidiary of the Company (each, an “Indemnitee” and, collectively, the “Indemnitees”) with respect to all claims, liabilities, losses, damages, judgments, fines, penalties, costs (including amounts paid in settlement or compromise), and expenses (including fees and expenses of legal counsel) in connection with any legal action (including as may be administrative or investigative), whenever asserted, based on or arising out of, in whole or in part, (i) the fact that an Indemnitee is or was a director, officer, employee, agent, or fiduciary of the Company or any of its subsidiaries or was acting in such capacity or (ii) acts or omissions by an Indemnitee in the Indemnitee’s capacity as a director, officer, employee, or agent of the Company or any of its subsidiaries or taken at the request of the Company or any of its subsidiaries (including in connection with serving at the request of the Company or such subsidiary as a representative of another person (including any employee benefit plan)), in each case, under clause (i) or (ii), at, or at any time prior to, the Effective Time (including any legal action (including as may be administrative or investigative) relating in whole or in part to the Transactions or relating to enforcement of such provision in the Merger Agreement).

In addition, the Merger Agreement provides that from and after the Effective Time, the Surviving Corporation shall, and Parent will cause the Surviving Corporation to, in each case, to the fullest extent permitted under applicable law, assume all obligations of the Company and each subsidiary of the Company to the Indemnitees in respect of indemnification, advancement of expenses, and exculpation of liabilities for acts or omissions occurring at or prior to the Effective Time as provided in the organizational documents of the Company or its subsidiaries as in effect on the date of the Merger Agreement or in any agreement in existence as of the date of the Merger Agreement providing for indemnification between the Company or any of its subsidiaries and any Indemnitee (such as the indemnification agreements discussed above).

Further, the Merger Agreement provides that for a period of six (6) years from and after the Effective Time, Parent will cause, unless otherwise required by law, the articles of incorporation and bylaws of the Surviving Corporation to contain provisions no less favorable to the Indemnitees with respect to limitation of liabilities of directors and officers of the Company and indemnification than are set forth as of the date of the Merger Agreement in the Company’s Articles of Incorporation and Bylaws. The Merger Agreement also contains certain customary provisions regarding control of the defense and settlement of legal proceedings subject to such indemnification.

The Merger Agreement requires Parent and the Surviving Corporation to jointly and severally maintain in effect for at least six (6) years after the Effective Time, the Company’s current policies of directors’ and officers’

liability insurance and fiduciary liability insurance on terms and scope with respect to coverage, and in amount, no less favorable to its covered individuals than those of such policies in effect on the date of the Merger Agreement, or policies, issued by a reputable insurer at least equivalent to the insurer of the Company’s current directors’ and officers’ liability and fiduciary liability insurance, of at least the same coverage and amounts containing terms and conditions that are no less advantageous with respect to claims arising out of or relating to events that occurred before or at the Effective Time (including in connection with the negotiation and execution of the Merger Agreement and the completion of the Transactions), so long as Parent and the Surviving Corporation are not required to pay an annual premium in excess of 300% of the last annual premium paid by the Company for such insurance before the date of the Merger Agreement. In lieu of the arrangements contemplated in the previous sentence, before the Effective Time, the Merger Agreement entitles the Company in consultation with Parent to, and at the request of Parent, the Company shall, purchase a fully-paid and non-cancellable “tail” directors’ and officers’ liability and fiduciary liability insurance policies covering the matters described in the previous sentence and on like terms, scope and amount (and covering, without limitation, the Transactions) and, if the Company purchases such policies before the Effective Time, then Parent and the Surviving Corporation’s obligations under the previous sentence will be satisfied as long as Parent and the Surviving Corporation cause such policies to be maintained in effect for a period of six (6) years following the Effective Time.

Item 4. The Solicitation or Recommendation.

Recommendation of the Special Committee and the Board.

At a meeting held on August 8, 2022, after careful consideration, the Special Committee unanimously (i) determined that the Offer, the Merger, and the other transactions contemplated by the Merger Agreement are fair to and in the best interests of the Company and its shareholders; (ii) approved the Merger Agreement and Merger Transactions (as defined in the Merger Agreement), which approval constituted approval for the purposes of Sections 302A.673, Subd. 1 and 302A.675 of the MBCA (as a result of which the Merger Agreement and the Merger Transactions are not and will not be subject to the restrictions on “business combinations” with an “interested shareholder” under the provision of Section 302A.673 of the MBCA or subject to the “fair price” provisions of Section 302A.675 of the MBCA); (iii) declared it advisable that the Company enter into the Merger Agreement and consummate the transactions contemplated thereby, including the Offer and the Merger; (iv) resolved that the Merger Agreement and the Merger be governed by and effected under Section 302A.613(4) of the MBCA; and (v) recommended to the Board that the Board approve the Merger Agreement and the Merger Transactions.

On August 8, 2022, the Board ratified, affirmed, and adopted in full the resolutions of the Special Committee and further recommended (i) that the shareholders of the Company tender their Shares in the Offer; and (ii) to the extent necessary, took all actions necessary to have the effect of causing the Merger, the Merger Agreement, the Support Agreement (as defined below) and the transactions contemplated by the Merger Agreement and the Support Agreement not to be subject to any control share acquisition law or similar law, rule, or regulation that might otherwise apply to the Merger or any such transaction, in each case, on the terms and subject to the conditions of the Merger Agreement.

Accordingly, and for the other reasons described in more detail below, (i) the Special Committee unanimously determined that the Offer is fair to, advisable and in the best interests of, the Company and its shareholders, and recommended to the Board that the Board approve the Merger Agreement and Merger Transactions, (ii) the Board unanimously approved the Merger Agreement and Merger Transactions and (iii) both the Special Committee and the Board unanimously recommend that the Company’s shareholders accept the Offer and tender their Shares to Merger Sub in the Offer.

A copy of a press release issued by the Company and MTY, dated as of August 9, 2022, announcing entry into the Merger Agreement is filed as Exhibit (a)(5)(A) to this Schedule 14D-9 and is incorporated herein by reference.

Background of the Offer; Reasons for the Recommendation of the Special Committee and the Board.

Background of the Offer

The following chronology summarizes the key meetings and events that led to the signing of the Merger Agreement. The following chronology does not purport to catalogue every conversation among the members of the Special Committee or the Board, members of the Company’s management or the Company’s representatives, and other parties.

The Board and the Company’s management team regularly evaluate and consider the Company’s operations, strategic direction, and ongoing business plans with a view toward, among other things, strengthening its business and enhancing shareholder value. As part of these periodic evaluations, the Board has from time to time considered a variety of strategic and financial alternatives, including various financing initiatives, such as equity, debt, or rights offerings, potential business combinations with other companies, divesting a portion of the business (including refranchising a portion of the Company’s company-owned stores) and selling the entire Company.

In connection with these periodic reviews, from time to time over the last several years, the Company has been approached by and engaged in informal communications with various third parties interested in strategic opportunities with the Company, including regarding a potential sale of the Company.

On April 28, 2022, David Kanen, a shareholder of the Company, acting independently, called Eric Lefebvre, MTY’s Chief Executive Officer to inquire if MTY would be interested in making an investment in the Company. Mr. Kanen informed Mr. Lefebvre that he was a one of the Company’s largest shareholders and explained that he was interested in exploring a potential sale of the Company and that he believed that other shareholders would be similarly interested in a sale of the Company. After MTY indicated interest in the Company, Mr. Kanen introduced Mr. Lefebvre to Jeffery Crivello, Chief Executive Officer of the Company by electronic mail. Mr. Kanen, Mr. Crivello and Mr. Lefebvre then arranged to speak by telephone on May 2, 2022. In this call, Mr. Lefebvre expressed an interest in the Company. Mr. Crivello subsequently provided Mr. Lefebvre with copies of the Company’s latest analyst reports.

On May 6, 2022, the Board convened a meeting to review the Company’s recent performance and the challenges and opportunities presented by the current operating environment. At the Board’s request, representatives of Dentons Sirote PC (“Dentons”) provided a general overview of the duties and responsibilities of a board of directors of a public company and the duties and responsibilities of a board of directors of a Minnesota corporation in evaluating strategic opportunities, including advising Mr. Crivello that he should communicate with representatives of MTY only with the express authorization of Bryan Wolff on behalf of the Board, and that management of the Company should not in any event include post-closing employment in discussions regarding a potential transaction.

On May 16, 2022, Mr. Crivello received a draft of a preliminary, non-binding letter of intent (the “Preliminary Proposal”) from MTY based solely on publicly available information and subject to due diligence and other conditions, including that the Company agree to negotiate a potential corporate transaction with MTY on an exclusive basis for 45 days. Mr. Crivello forwarded the Preliminary Proposal to the other members of the Board, all of whom constituted disinterested directors under Minnesota law. The disinterested directors determined that the Preliminary Proposal was based upon incomplete information in certain material respects. The disinterested directors instructed Mr. Crivello to respond to the Preliminary Proposal with additional information regarding the Company in order to ascertain the terms upon which MTY was proposing to acquire the outstanding shares of the Company. Based upon the directions received from the disinterested members of the Board, Mr. Crivello responded to MTY by providing additional information and requesting a revised proposal based upon this information.

On May 25, 2022, Mr. Crivello received a revised letter of intent from MTY offering to purchase the Company for $18.50 per share (the “Proposal”). Mr. Crivello referred the Proposal to the Board, which subsequently met later the same day to discuss the Proposal. Following review and discussion of the Proposal, the Board (i) determined that the Proposal constituted a good faith definitive proposal and established the Special Committee (comprised of all the members of the Board other than Mr. Crivello), (ii) designated Dentons to serve as counsel to the Special Committee, and (iii) reviewed in detail the terms of the Proposal. The Special Committee reviewed the status of preliminary discussions between the Company and other potential suitors that previously expressed an interest in the Company and determined that none of these discussions were likely to result in a good faith definitive proposal to acquire the Company on terms that the Special Committee believed to be in the best interests of the Company’s shareholders. The Special Committee also evaluated the possibility of engaging an investment banking firm to run a full sale process on behalf of the Company, but determined that diverting management time and Company resources to prepare for and execute a sale process would be highly disruptive to the Company’s relationships with its franchise partners, employees, and vendors, create strategic risks by exposing the Company’s intellectual property and business strategies to competitive and potentially competitive organizations, and would be unlikely to result in a valuation more favorable to the shareholders than that represented by the Proposal.

The Special Committee then discussed the Proposal and determined to move forward with further exploration of a transaction with MTY. The Special Committee instructed Mr. Crivello to work with Dentons to finalize and execute the letter of intent on behalf of the Company. The Special Committee also reminded Mr. Crivello regarding his obligations to communicate with representatives of MTY only with the express authorization of Mr. Wolff on behalf of the Special Committee. Mr. Crivello, who was not a member of the Special Committee, was frequently invited to subsequent meetings of the Special Committee to provide information about the Company and his discussions with MTY and to receive direction from the Special Committee. However, Mr. Crivello did not vote on Special Committee matters and did not deliberate over Special Committee decisions.

In its decision to move forward with exclusive discussions with MTY, the Special Committee also considered the fact that the Company had recently entered into discussions with a potential counterparty that did not result in a strategic transaction, the fact that expanding the current process presented a high risk of confidential information disclosure leaks which could impair discussions with MTY, and the risk that refusing exclusivity could lead to MTY withdrawing the Proposal.

On May 26, 2022, the Company entered into the Letter of Intent with MTY and then forwarded a proposed form of confidentiality agreement as prepared by Dentons to MTY for execution prior to sharing non-public information regarding the Company. The Special Committee instructed Dentons to work with the Company’s management team to populate a virtual data room that would include the customary diligence items for a transaction of this nature.

On May 27, 2022, Dentons commenced working with the Company’s senior management team to construct a virtual data room containing copies of the Company’s publicly available governance documents and material contracts as well as non-public information with respective to the Company’s finances, leases, relationships with franchisees, and other matters customary for a transaction of this nature.

The Company and MTY entered into a Confidentiality Agreement on May 31, 2022, as contemplated by the Letter of Intent.

On June 3, 2022, Mr. Lefebvre provided Mr. Crivello with a list of employees of MTY and its affiliates as well as representatives of Morrison & Foerster LLP (“Morrison Foerster”), legal counsel to MTY, and National Bank Financial Inc. (“National Bank Financial”), financial advisor for MTY, that should receive access to the virtual data room. Dentons admitted these individuals to the virtual data room on June 3 and admitted additional representatives of MTY, Morrison Foerster, and National Bank Financial to the virtual data room over the following days. Dentons and the Company also began to respond to requests from the same parties for additional information to be added to the virtual data room as well as for clarifications with respect to items previously provided.

On June 12, 2022, MTY requested that Dentons provide representatives of Deloitte LLP (“Deloitte”) with access to the data room in order to complete tax diligence of the Company on behalf of MTY.

On June 20, 2022, Dentons and Morrison Foerster met by video conference to discuss the structure of a proposed transaction and the associated regulatory approvals. Morrison Foerster communicated the intention of MTY to accomplish the proposed acquisition through a tender offer followed by a merger pursuant to Section 302A.613(4) of the MBCA.

On June 21, 2022, Dentons provided an update to the Special Committee summarizing the substance of the discussion with Morrison Foerster and provided a representative form of Merger Agreement to assist the Special Committee in evaluating the structure of the proposed transaction.

On June 23, 2022, Mr. Crivello and Mr. Kanen met with Mr. Lefebvre in Phoenix, Arizona, for dinner. Mr. Crivello and Mr. Lefebvre also visited several of the Company’s restaurant locations and the offices of Kahala Brands, which serves as the headquarters for MTY’s operations in the United States.

On the morning of July 5, 2022, the Company’s leadership team met with representatives of MTY and National Bank Financial and provided information on the Company in the form of a management presentation and also responded to questions. This meeting did not involve substantive discussion of the proposed transaction terms, but rather provided MTY and National Bank Financial an opportunity to ask questions regarding the operations of the Company and plans for growth and expansion of the various restaurant concepts operated by the Company.

On the afternoon of July 5, 2022, Mr. Crivello provided the Special Committee with an update on the meeting with MTY and National Bank Financial as well as preview of the Company’s results for each of the three-month and six-month fiscal periods ended July 3, 2022, indicating that the Company’s EBITDA would likely be above budget for the applicable periods. Mr. Crivello also reported on the successful opening of a refresh of the Village Inn location in Freemont, Nebraska, and the favorable impact on sales in the initial days following the opening.

On July 6, 2022, Mr. Lefebvre communicated to Mr. Crivello a proposed reduction in the purchase price from $18.50 to $16.50 based on changes in macro environment factors and the due diligence completed to date. Mr. Crivello referred this information to the Special Committee.

On July 6, 2022, the Special Committee met by conference call to consider the revised proposal. The Special Committee requested that Mr. Crivello join the meeting to provide information on the Company’s financial position and to discuss the Company’s positioning in the current operating environment. After review and discussion of the Company’s current operating results and its strategic positioning in the current environment, the Special Committee instructed Mr. Crivello to communicate back to Mr. Lefebvre its willingness to continue discussions at a purchase price of $17.25 per share on a fully diluted basis.

On July 7, 2022, Mr. Lefebvre confirmed acceptance of the revised proposal from the Special Committee and provided a revised Letter of Intent reflecting a purchase price of $17.25 per share on a fully diluted basis. This revised Letter of Intent also confirmed that the transaction was not subject to a financing contingency and that any remaining due diligence items were generally confirmatory in nature and requested a 30-day extension of the exclusivity period in order to allow the parties sufficient time to complete negotiation of the transaction documents. The Company and MTY executed this revised Letter of Intent on July 7, 2022.

On July 7, 2022, the Special Committee instructed Mr. Crivello to request an engagement letter from Kroll, LLC. operating through its Duff & Phelps Opinion Practice (“Kroll”), to serve as an independent financial advisor to the Board and provide the Board with a written opinion as to whether the consideration to be received by the shareholders of the Company (other than MTY or its affiliates) in the proposed transaction is fair, from a financial point of view, to such shareholders. The Special Committee instructed Dentons to review and negotiate the engagement letter with Kroll on behalf of the Board and to provide an execution copy to Mr. Crivello. On July 8, 2022, the Company executed the engagement letter with Kroll.

On July 11, 2022, Dentons and Morrison Foerster met by conference call to discuss the structure of the proposed transaction, the prospective form of the definitive transaction agreement, and other documents related thereto.

On July 15, 2022, Dentons received an annotated diligence request from Morrison Foerster requesting clarification and confirmation of the information included in the virtual data room. Dentons reviewed the diligence request with the Company’s senior management team and prepared a response containing the requested information. Dentons and Morrison Foerster held discussions regarding the diligence requests and identified follow up items to be provided in the following days.

On July 18, 2022, the Company received a detailed follow up information request from MTY. The Company worked with Dentons to review and respond to the request and posted responsive information to the virtual data room. Dentons and Morrison Foerster discussed the various requests by telephone and electronic mail as a part of the Company’s efforts to provide complete responses to the diligence requests.

On July 19, 2022, Morrison Foerster provided an initial draft of the Merger Agreement to Dentons for review on behalf of the Special Committee. Dentons requested certain information from the Company as part of its review in preparation for discussion of the Merger Agreement with the Special Committee. Dentons also commenced preparation of a draft of the Disclosure Schedule based upon the representations and warranties of the Company included as part of the draft Merger Agreement.

On July 21, Renee St-Onge, the Chief Financial Officer of MTY, met with Mr. Crivello at the Company’s corporate office in Minneapolis to tour three corporate restaurant locations, meet certain members of the corporate support center team, and discuss financial reporting processes with Jason Schanno, Chief Financial Officer of the Company.

From July 22, 2022, through August 8, 2022, the Company’s management and legal advisors had numerous communications with MTY and its respective advisors regarding business, financial, accounting, legal, tax, human resources, intellectual property, commercial operations, environmental, insurance, employee benefits, antitrust, and other matters of the Company. During this time, Dentons continued to exchange and negotiate drafts of the Merger Agreement and related transaction documents, including the Support Agreement and Guarantee, with Morrison Foerster.

On July 25, 2022, the Special Committee met by conference call to review a draft of the proposed Merger Agreement and discuss the comments provided by Dentons. The Special Committee reviewed in detail the terms of the transaction as proposed by MTY and as clarified through discussions by and between Dentons and Morrison Foerster regarding various aspects of the proposed Merger Agreement.

On July 27, 2022, the Special Committee met by conference call to receive an update on negotiations regarding the terms of the proposed Merger Agreement and the completion of the due diligence process. Dentons provided the Special Committee with an update on the confirmatory diligence process and its work with the Company’s senior management team to complete the Disclosure Schedule. Dentons noted the discussions were progressing in a constructive manner and identified for the Special Committee the material open items in the Merger Agreement and requested guidance from the Special Committee in responding to these items.

On July 29, 2022, the Special Committee met by conference call to receive a further update on negotiation of the Merger Agreement and regarding resolution of various remaining diligence matters. Mr. Wolff provided guidance to Dentons on behalf of the Special Committee with respect to negotiation of the Merger Agreement and the related transaction documents.

On July 29, 2022, Mr. Crivello met with Mr. Lefebvre at the Company’s corporate office in Minneapolis to tour corporate restaurant locations, meet certain members of the corporate support center team, and discuss various matters related to the operations of the Company’s support center.

On August 3, 2022, the Special Committee met to review a list of the final open issues under the proposed Merger Agreement and provide direction to Dentons on the negotiation of these items as well as to discuss the status of the due diligence process and the Disclosure Schedule. The Special Committee also reviewed progress on discussions with certain shareholders with respect to execution of the Support Agreement and received an update on resolution of various remaining diligence items.

On August 4, 2022, the Special Committee and the Board held a joint meeting. At such meeting, Kroll presented its financial analysis and, following such presentation, orally rendered its opinion to the Board, which was subsequently confirmed by it in writing (a copy of which is attached hereto as Annex A) that the consideration to be paid to the shareholders of the Company (other than MTY and its affiliates) in the Transaction was, based upon, and subject to, the procedures followed, assumptions made, qualifications and limitations on the review undertaken, and other matters considered by Kroll in preparing its opinion, fair, from a financial point of view, to such shareholders.

On August 5, 2022, the Special Committee held a telephonic meeting, which was also attended by Mr. Crivello and representatives of Dentons. Dentons reported on the status of negotiations with MTY’s legal counsel of the contemplated Merger Agreement and related Disclosure Schedule, and the Guarantee and the Support Agreement contemplated by the Merger Agreement. Dentons reviewed with the Special Committee the provisions of each of these agreements, including key terms of each that remained under negotiation.

On August 8, 2022, the Special Committee held a telephonic meeting, which was also attended by Mr. Crivello and representatives of Dentons. Dentons confirmed resolution of the key terms of the Merger Agreement, the Support Agreement, and the Guarantee within the parameters established by the Special Committee. The Special Committee then discussed the terms and conditions of the Merger Agreement and related matters. Following this review and discussion, the Special Committee unanimously (i) determined that the Offer, the Merger, and the other transactions contemplated by the Merger Agreement are fair to and in the best interests of the Company and its shareholders; (ii) approved the Merger Agreement and Merger Transactions, which approval constituted approval for the purposes of Sections 302A.673, Subd. 1 and 302A.675 of the MBCA (as a result of which the Merger Agreement and the Merger Transactions are not and will not be subject to the restrictions on “business combinations” with an “interested shareholder” under the provision of Section 302A.673 of the MBCA or subject to the “fair price” provisions of Section 302A.675 of the MBCA); (iii) declared it advisable that the Company enter into the Merger Agreement and consummate the transactions contemplated thereby, including the Offer and the Merger; (iv) resolved that the Merger Agreement and the Merger be governed by and effected under Section 302A.613(4) of the MBCA; and (v) recommended to the Board that the Board approve the Merger Agreement and the Merger Transactions.

On August 8, 2022, the Board ratified, affirmed, and adopted in full the resolutions of the Special Committee and further recommended (i) that the shareholders of the Company tender their Shares in the Offer; and (ii) to the extent necessary, took all actions necessary to have the effect of causing the Merger, the Merger Agreement, the Support Agreement, the Guarantee, and the transactions contemplated by the Merger Agreement, the Support Agreement, and the Guarantee not to be subject to any state takeover law or similar law, rule, or regulation that might otherwise apply to the Merger or any such transaction, in each case, on the terms and subject to the conditions of the Merger Agreement. See “Item 4 – The Solicitation or Recommendation – Recommendation of the Board” above regarding the resolutions approved by the Board and see “Item 4 – The Solicitation or Recommendation – Background of the Offer; Reasons for the Recommendation of the Board – Reasons for the Recommendation of the Board” below for additional information regarding the factors considered by the Board in coming to its decision.

Following the meetings of the Special Committee and the Board and their respective approvals and recommendations concerning the Merger Agreement and the transactions contemplated thereby (including the Offer and the Merger), the Company and MTY, and their respective advisors, finalized the Merger Agreement and the related transaction documents on the evening of August 8, 2022, and thereupon the Company, Parent, and Merger Sub executed the Merger Agreement, Parent and Merger Sub executed the Support Agreement, and MTY executed the Guarantee.

On August 9, 2022, before the opening of U.S. stock markets, the Company and MTY issued a joint press release announcing the execution of the Merger Agreement. The closing price of the Company’s common stock on August 8, 2022, was $11.72 per Share.

Reasons for the Recommendation of the Special Committee and the Board

The Special Committee and the Board carefully considered the Offer and the Transactions, including the Merger, consulted with the Company’s management and its financial and legal advisors, and considered numerous factors, including, but not limited to, the information and factors listed below. Each of the Special Committee and the Board have unanimously determined that the terms of the Merger Agreement and the Transactions, including the Merger, are fair to, advisable and in the best interests of, the Company and its shareholders, approved the Merger Agreement and the Transactions (including the execution, delivery and performance thereof), declared it advisable that the Company enter into the Merger Agreement and complete the Transactions in accordance with the MBCA, and resolved to recommend that the Company’s shareholders accept the Offer and tender their Shares in the Offer, after carefully considering numerous factors and information, including the following material factors and information:

•

the Offer Price to be paid by Merger Sub would provide the Company’s shareholders with the opportunity to receive a significant premium over the market price of the Shares. Throughout the period leading to execution of the Merger Agreement, the Special Committee and the Board reviewed certain historical market prices and trading information with respect to the Shares, including the fact that the Offer Price represents a premium of:

•	approximately 46% to the Company’s closing share price of $11.80 on May 25, 2022, the day prior to the MTY and the Company entering into the Letter of Intent;

•

approximately 49% to the Company’s closing share price of $11.59 on August 5, 2022, the last closing price prior to the meetings of the Special Committee and the Board on August 8, 2022, and a premium of approximately 47% to the opening share price of $11.73 on such date;

•	approximately 41% to the Company’s closing share price of $12.27 on August 1, 2022;

•	approximately 58% to the average daily closing price of $10.98 for the one-month period ending August 1, 2022; and

•	approximately 26% to the average daily closing price of $13.64 for the one year ending August 1, 2022;

•

the fact that the form of consideration to be paid in the Offer and the Merger is cash, which provides certainty of value and immediate liquidity to the Company’s shareholders and does not expose them to future risks related to the business or the financial markets generally;

•

the belief, after a review of the financial prospects of the Company and the execution risk associated with a stand-alone strategy for the Company, in each case, taking into account the potential benefits, risks and uncertainties associated with those other opportunities, that the completion of the Offer and the completion of the Transactions represent the Company’s best reasonably available prospect for maximizing shareholder value;

•	the belief that, based on negotiations and discussions with MTY, the Offer Price represented the highest price MTY was willing to pay;

•	the conclusion that the Merger Agreement (i) was the product of arm’s length negotiations, and (ii) contained terms and conditions that were favorable to the Company;

•

the Company’s current and historical business, financial condition, results of operations and competitive position as well as the Company’s long-term business plan and prospects if it were to remain an independent, stand-alone public company, including the prospective risks to the Company in such circumstances such as with respect to the uncertainties of successfully implementing new business initiatives and operational improvements necessary to achieve its long-term business plans, and other risks relating to conducting the business, and the potential impact of those factors on the future trading price of the Shares;

•

the written opinion of Kroll, delivered to the Board, to the effect that, as of August 4, 2022, and based upon and subject to the assumptions made, procedures followed, matters considered and qualifications and limitations of the review undertaken by Kroll as set forth in its opinion, the consideration to be received by the holders of the Shares (other than MTY and its affiliates) pursuant to the Merger Agreement was fair from a financial point of view, to such holders of the Shares. The full text of Kroll’s written opinion is attached hereto as Annex A. For further discussion of the Kroll opinion, see “Item 4 – The Solicitation or Recommendation – Opinion of the Company’s Financial Advisor” below;

•

the structure of the transaction as a two-step transaction under Section 302A.613(4) of the MBCA, which potentially enables the shareholders to receive the Offer Price pursuant to the Offer in a relatively short time frame, followed promptly by the Merger in which the Company’s shareholders who do not tender in the Offer will receive the same cash price as is paid in the Offer, and that such relatively short timeframe would be expected to reduce the uncertainty and potential disruption to the Company’s business pending closing;

•	the likelihood that the Offer and the Merger would be completed, including:

•	Merger Sub is required, subject to certain exceptions, to extend the period of the Offer in various circumstances;

•	the conditions to the Offer and the Merger are specific and limited, including the absence of a financing condition;

•	the Transactions are likely to be completed if a sufficient number of Shares are tendered in the Offer;

•	the likelihood of there being no significant antitrust or other regulatory impediments;

•	the business reputation and capabilities of MTY and its management and the substantial financial resources of MTY and, by extension, Parent and Merger Sub;

•	the outside date under the Merger Agreement on which either party, subject to specified exceptions, can terminate the Merger Agreement allows for sufficient time to complete the Transactions;

•

the Company’s ability, under various circumstances pursuant to the Merger Agreement, to seek specific performance to prevent breaches of the Merger Agreement and to specifically enforce the terms of the Merger Agreement;

•

the Company’s ability, in specified circumstances, to furnish information to third parties making unsolicited acquisition proposals and to engage in discussions and negotiations with such third parties, along with the Special Committee’s ability, in specified circumstances, to withdraw or change its recommendation in favor of the Offer in response to a superior proposal or an intervening event or to terminate the Merger Agreement in order to enter into an acquisition agreement relating to a superior proposal as determined by the Special Committee in connection with carrying out its fiduciary duties, in each case, subject to the terms of the Merger Agreement and the Company paying Parent a termination fee (the “Termination Fee”) of $7,825,000 prior to or concurrently with the termination; and

•

the belief that the applicable Termination Fee payable to Parent in the circumstances described above was reasonable and customary in the context of termination fees payable in comparable transactions and in light of the overall terms of the Merger Agreement and would not preclude or unreasonably deter another party from making a competing acquisition proposal with regard to the Company following the announcement of the Merger Agreement and the Transactions.

Each of the Special Committee and the Board also weighed the factors described above against other factors and potential risks associated with entering into the Merger Agreement, including among other things, the following:

•

the availability of statutory dissenter’s rights under Minnesota law for the holders of Shares who do not tender their Shares in the Offer and who otherwise comply with the required procedures under Minnesota law. See “Item 8 – Additional Information – Dissenter’s Rights” below;

•

the Company’s current shareholders would not have the opportunity to participate in any possible growth and profits of the Company following the completion of the Transactions, including pursuant to the Company’s potential business initiatives;

•

the costs involved in connection with entering into and completing the Transactions process and related actions, the time and effort of the Company’s management and other employees required to complete the Transactions process and the related actions, and the related disruptions or potential disruptions to the Company’s business operations and future prospects, including its relationships with its employees, franchisees, customers, suppliers, partners and others that do business or may do business in the future with the Company;

•	the potential shareholder and other lawsuits that may be filed in connection with the Merger Agreement and the contemplated Transactions;

•	the risk that the proposed Transactions might not be completed and the effects of the resulting public announcement of termination of the Merger Agreement on:

•

the trading price of the Shares, which could be affected by many factors, including: (i) the reason for which the Merger Agreement was terminated and whether a termination results from factors adversely affecting the Company; (ii) the possibility that the marketplace would consider the Company to be a less attractive acquisition candidate going forward; and (iii) the possible sale of Shares by short-term investors following the announcement of termination of the Merger Agreement;

•

the Company’s operating results and financial condition, particularly in light of the costs incurred in connection with the Transactions, including the potential requirement of the Company to pay the Termination Fee to Parent;

•	the ability to attract and retain key personnel and other employees; and

•	Relationships with the Company’s employees, franchisees, customers, suppliers, partners, and others that do business or may do business in the future with the Company;

•	there is no assurance that all conditions to the parties’ obligations, including with respect to required antitrust approvals, to complete the Offer or the Merger will be satisfied;

•

the terms of the Merger Agreement, including (i) the operational restrictions imposed on the Company between signing and closing (which may delay or prevent the Company from further implementing business plans or undertaking business opportunities that may arise pending the completion of the transaction or any other action the Company would otherwise take with respect to the operations of the Company absent the completion of the Offer and the Merger) and (ii) the Termination Fee that could become payable by the Company if the Merger Agreement is terminated under specified circumstances, including, among other things, if the Company enters into an acquisition agreement in connection with a superior proposal;

•	the restrictions on soliciting competing proposals; and

•	the fact that the cash consideration paid in the Offer and the Merger would be taxable to the Company’s shareholders that are U.S. holders for U.S. federal income tax purposes.

Each of the Special Committee and the Board believed that, overall, the potential benefits of the Merger Agreement and the Transactions (including the Offer and the Merger) to the Company’s shareholders outweighed the risks and uncertainties of the Merger Agreement and the Transactions (including the Offer and the Merger).

Accordingly, considering the information and factors described above, among other things, (i) the Special Committee unanimously determined that the Offer, is fair to, advisable and in the best interests of, the Company and its shareholders, recommended to the Board that the Board approve the Merger Agreement and Merger Transactions, (ii) the Board approved the Merger Agreement and Merger Transactions, and (iii) both the Special Committee and the Board unanimously recommend that the Company’s shareholders accept the Offer and tender their Shares to Merger Sub in the Offer.

The foregoing discussion of information and factors considered by the Special Committee is not intended to be exhaustive but includes the material information and factors and analyses considered by the Special Committee in reaching its recommendation. Due to the variety of information and factors considered in connection with its evaluation of the Offer and the Merger, the Special Committee did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific information and factors considered in reaching its determinations and recommendation but instead considered the totality of the information and factors involved. Moreover, each member of the Special Committee applied his or her own individual judgment to the process and may have given different weight to different information and factors. In arriving at its recommendation, the Special Committee was aware of the interests of the Company’s executive officers, directors and affiliates as described in the section entitled “Item 3 – Past Contacts, Transactions, Negotiations and Agreements.”

Opinion of the Company’s Financial Advisor.

On July 8, 2022, the Company retained Kroll to serve as an independent financial advisor to the Board, specifically to provide to the Board a fairness opinion in connection with the Merger. On August 4, 2022, Kroll orally delivered its opinion (which was subsequently confirmed in writing), dated August 4, 2022 (the “Opinion”), to the Board (solely in their capacity as members of the Board) that, as of the date of the Opinion and subject to and based on the assumptions made, procedures followed, matters considered, limitations of the review undertaken, and qualifications contained in the Opinion, the Merger Consideration to be received by the shareholders of the Company (other than MTY or its affiliates) in the Merger was fair, from a financial point of view, to such shareholders (without giving effect to any impact of the Merger on any particular shareholder other than in its capacity as a shareholder).

In selecting Kroll, the Board considered, among other things, the fact that Kroll is a global leader in providing fairness opinions to boards of directors. Kroll is regularly engaged in the valuation of businesses and their securities and the provision of fairness opinions in connection with various transactions.

The Opinion was approved by Kroll’s fairness opinions committee. The Opinion was provided for the information of, and directed to, the Board for its information and assistance in connection with its consideration of the financial terms of the Merger.

The full text of the Opinion is attached to this Schedule 14D-9 as Annex A and is incorporated into this document by reference. The summary of the Opinion set forth herein is qualified in its entirety by reference to the full text of the Opinion. The Company’s shareholders are urged to read the Opinion carefully and in its entirety for a discussion of the procedures followed, assumptions made, matters considered, limitations of the review undertaken by Kroll in connection with the Opinion, as well as other qualifications contained in the Opinion.

In connection with the Opinion, Kroll made such reviews, analyses, and inquiries as it deemed necessary and appropriate under the circumstances to enable Kroll to render the Opinion. Kroll also took into account its assessment of general economic, market and financial conditions, as well as its experience in securities and business valuation in general, and with respect to similar transactions in particular. Kroll’s procedures, investigations, and financial analyses with respect to the preparation of the Opinion included, but were not limited to, the items summarized below:

•

reviewed the Company’s annual reports and audited financial statements included in the Company’s Form 10-K filed with the SEC for the fiscal year ended January 2, 2022, and the Company’s unaudited interim financial statements for the fiscal quarter ended April 3, 2022, included in the Company’s Form 10-Q filed with the SEC;

•

reviewed unaudited internal financial information for the Company for the fiscal years ended January 3, 2021, and January 2, 2022, and for the five months ended May 29, 2022 and select balance sheet information as of July 31, 2022, which management of the Company identified as being the most current financial statements available;

•

reviewed other internal documents relating to the history, current operations, and probable future outlook of the Company, including run-rate EBITDA and financial projections for the fiscal year ended January 1, 2023, provided to Kroll by management of the Company;

•	reviewed the Company’s Management Presentation, dated as of July 2022;

•	reviewed the Company’s Investor Presentation, dated as of May 2022;

•	reviewed a draft of the Merger Agreement, dated as of August 2, 2022;

•

discussed the information referred to above and the background and other elements of the Merger with the management of the Company, including potential benefits that could be realized by a buyer, specifically, the elimination of public company costs and a reduction in general and administrative expenses;

•	discussed with Company management its plans and intentions with respect to the management and operation of the Company;

•	reviewed the historical trading price and trading volume of the Common Stock and publicly traded securities of certain other companies that Kroll deemed relevant;

•	reviewed capitalization information for the Company, prepared by the Company and on which Kroll was instructed to rely by Company management;

•

performed certain valuation and comparative analyses using generally accepted valuation and analytical techniques, including an analysis of selected public companies that Kroll deemed relevant and an analysis of selected transactions that Kroll deemed relevant as further described below in this section entitled “– Opinion of the Company’s Financial Advisor;” and

•	conducted such other analyses and considered such other factors as Kroll deemed appropriate.

In performing its analyses and rendering the Opinion with respect to the Merger, Kroll, with the Company’s consent:

•

relied upon the accuracy, completeness, and fair presentation of all information, data, advice, opinions, and representations obtained from public sources or provided to it from private sources, including Company management, and did not independently verify such information;

•

relied upon the fact that the Board and the Company have been advised by counsel as to all legal matters with respect to the Merger, including whether all procedures required by law to be taken in connection with the Merger have been duly, validly, and timely taken;

•

assumed that any estimates, evaluations, forecasts, and projections furnished to Kroll were reasonably prepared and based upon the best currently available information and good faith judgment of the person furnishing the same, and Kroll expresses no opinion with respect to such estimates, evaluations, forecasts and projections or the underlying assumptions;

•	assumed that information supplied by and representations made by management of the Company are substantially accurate regarding the Company and the Merger;

•	assumed that the representations and warranties made in the Merger Agreement are substantially accurate;

•	assumed that the final versions of all documents reviewed by Kroll in draft form conform in all material respects to the drafts reviewed;

•

assumed that there has been no material change in the assets, liabilities (contingent or otherwise), financial condition, results of operations, business, or prospects of the Company since the date of the most recent financial statements and other information made available to Kroll, and that there is no information or facts that would make the information reviewed by Kroll incomplete or misleading;

•

assumed that all of the conditions required to implement the Merger will be satisfied and that the Merger will be completed in accordance with the Merger Agreement without any material amendments thereto or any waivers of any terms or conditions thereof; and

•

assumed that all governmental, regulatory, or other consents and approvals necessary for the consummation of the Merger will be obtained without any adverse effect on the Company or the contemplated benefits expected to be derived in the Merger.

To the extent that any of the foregoing assumptions, representations, or any of the facts on which the Opinion is based prove to be untrue in any material respect, Kroll informed the Board that the Opinion cannot and should not be relied upon. Furthermore, in Kroll’s analysis and in connection with the preparation of the Opinion, Kroll made numerous assumptions with respect to industry performance, general business, market and economic conditions and other matters, many of which are beyond the control of any party involved in the Merger.

Kroll prepared the Opinion, effective as of August 4, 2022. The Opinion was necessarily based upon market, economic, financial, and other conditions as they existed as of such date and could be evaluated as of such date, and Kroll disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting the Opinion which may come or be brought to the attention of Kroll after such date.

Kroll did not evaluate the solvency of the Company or conduct an independent appraisal or physical inspection of any specific assets or liabilities (contingent, derivative, off-balance sheet or otherwise). Kroll was not requested to, and did not, (i) initiate any discussions with, or solicit any indications of interest from, third parties with respect to the Merger, the assets, businesses or operations of the Company, or any alternatives to the Merger, (ii) negotiate the terms of the Merger and therefore Kroll assumed that such terms are the most beneficial terms, from the Company’s perspective, that could, under the circumstances, be negotiated among the parties to the Merger Agreement and the Merger, or (iii) advise the Board or any other party with respect to alternatives to the Merger.

In rendering the Opinion, Kroll was not expressing any opinion as to the market price or value of the Company’s Common Stock (or anything else) either before or after the announcement or the consummation of the Merger or how any such shares may trade at any time. The Opinion should not be construed as a valuation opinion, credit rating, solvency opinion, an analysis of the Company’s credit worthiness, as tax advice, or as accounting advice. Kroll did not make, and assumed no responsibility to make, any representation, or render any opinion, as to any legal matter.

In rendering the Opinion, Kroll was not expressing any opinion with respect to the amount or nature of any compensation to any of the Company’s officers, directors, or employees, or any class of such persons, relative to the Merger Consideration, or with respect to the fairness of any such compensation.

Kroll’s Opinion was furnished for the use and benefit of the Board in connection with its consideration of the Merger. The Opinion (i) did not address the merits of the underlying business decision to enter into the Merger versus any alternative strategy or transaction; (ii) does not address any transaction related to the Merger; (iii) was not and is not a recommendation as to how the Board or any other person (including any shareholder) should vote or act with respect to any matters relating to the Merger, or whether to proceed with the Merger or any related transaction; and (iv) did not indicate that the Merger Consideration to be received by the public shareholders is the best possibly attainable under any circumstances; instead, it merely stated whether the Merger Consideration is within or above a range suggested by certain financial analyses. The decision as to whether to proceed with the Merger or any related transaction may depend on an assessment of factors unrelated to the financial analysis on which the Opinion was based. The Opinion should not be construed as creating any fiduciary duty on the part of Kroll to any party.

Except for the Opinion, Kroll did not express any view or opinion as to (i) any other term, aspect, or implication of (a) the Merger or the Merger Agreement or (b) any other agreement, transaction document, or instrument contemplated by the Merger Agreement or to be entered into or amended in connection with the Merger or (ii) the fairness, financial or otherwise, of the Merger to, or of any consideration to be paid to or received by, the holders of any class of securities of the Company. The Opinion did not in any way address proportionate allocation or relative fairness (including, without limitation, the allocation of any consideration among or within any classes or groups of security holders or other constituents of the Company or any other party or person). Kroll also did not address, or express a view with respect to, any acquisition of control or effective control of the Company by any shareholder or group of shareholders of Merger Sub, Parent, or MTY.

Summary of Financial Analyses Performed by Kroll

Set forth below is a summary of the material analyses performed by Kroll in connection with the delivery of the Opinion to the Board. This summary is qualified in its entirety by reference to the full text of the Opinion, attached to this Schedule 14D-9 as Annex A. While this summary describes the analyses and factors that Kroll deemed material in its presentation to the Board, it is not a comprehensive description of all analyses and factors considered by Kroll. The preparation of a fairness opinion is a complex process that involves various determinations as to appropriate and relevant methods of financial analysis and the application of these methods to the particular circumstances. Therefore, a fairness opinion is not readily susceptible to partial analysis or summary description. In arriving at the Opinion, Kroll did not attribute any particular weight to any analysis or factor considered by it, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. Accordingly, Kroll believes that its analyses must be considered as a whole and that selecting portions of its analyses and of the factors considered by it in rendering the Opinion without considering all analyses and factors could create a misleading or incomplete view of the evaluation process underlying the Opinion. The conclusion reached by Kroll was based on all analyses and factors taken as a whole, and also on the application of Kroll’s own experience and judgment.

The financial analyses summarized below include information presented in tabular format. In order for Kroll’s financial analyses to be fully understood, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. Considering the data below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of Kroll’s financial analyses.

Valuation Analysis

Kroll performed an enterprise valuation analysis of the Company using generally accepted valuation methodologies. Kroll noted to the Board that since the Company does not prepare financial forecasts, Kroll was unable to undertake a discounted cash flow analysis. Kroll employed a “Market Approach,” which is a valuation technique that provides an estimation of value by applying valuation multiples to financial metrics for the subject company. These valuation multiples are either observed or derived from (i) market prices of actively traded, public companies, publicly available historical financial information and consensus equity research analyst estimates of future financial performance or (ii) prices paid in actual mergers, acquisitions, or other transactions. The valuation process includes, but is not limited to, a comparison of various quantitative and qualitative factors between the subject business and other similar businesses.

Kroll selected eleven publicly traded companies that it deemed relevant for its analysis (the “Selected Publicly Traded Companies”). Kroll selected the Selected Publicly Traded Companies based on their relative similarity, primarily in terms of business focus, historical and projected revenue and profitability growth, profit margins, capital requirements, brand portfolio, and other characteristics, to that of the Company. Kroll noted that none of the Selected Publicly Traded Companies are perfectly comparable to the Company, and Kroll does not have access to non-public information of any of the Selected Publicly Traded Companies. Accordingly, a complete valuation analysis of the Company cannot rely solely upon a quantitative review of the Selected Publicly Traded Companies but involves complex considerations and judgments concerning differences in financial and operating characteristics of such companies, as well as other factors that could affect their value relative to that of the Company. Therefore, an analysis of the Selected Publicly Traded Companies is subject to certain limitations.

The tables below summarize certain observed historical and projected financial performance and trading multiples of the Selected Publicly Traded Companies. The estimates for 2022 and 2023 in the tables below with respect to the Selected Publicly Traded Companies were derived based on information for the 12-month periods ending closest to the Company’s fiscal year ends for which information was available.

($’s in millions)
Company*	EV / LTM EBITDA	EV / 2022 EBITDA	EV / 2023 EBITDA	EV / LTM Revenue
Darden Restaurants, Inc.	11.1x	11.1x	10.3x	1.77x
Texas Roadhouse, Inc.	13.5x	12.7x	11.3x	1.55x
Bloomin’ Brands, Inc.	6.1x	5.3x	5.0x	0.62x
Cracker Barrel Old Country Store, Inc.	8.3x	9.2x	8.7x	0.79x
Dine Brands Global, Inc.	9.4x	10.2x	9.6x	2.52x
Brinker International, Inc.	5.6x	5.7x	5.1x	0.59x
The Cheesecake Factory Incorporated	8.9x	8.7x	6.8x	0.59x
BJ’s Restaurants, Inc.	10.2x	9.8x	6.3x	0.48x
Chuy’s Holdings, Inc.	5.4x	6.8x	5.9x	0.86x
Red Robin Gourmet Burgers, Inc.	4.9x	3.8x	3.2x	0.25x
The ONE Group Hospitality, Inc.	6.4x	6.0x	5.0x	0.93x

Mean	8.2x	8.1x	7.0x	0.99x
Median	8.3x	8.7x	6.3x	0.79x

LTM = Latest Twelve Months

EBITDA: Earnings Before Interest, Taxes, Depreciation and Amortization

EV: Enterprise Value = Market capitalization plus debt, net of cash and equivalents

Sources: S&P Capital IQ, SEC Filings, Annual and Interim Reports, and the Company.

Kroll also reviewed eleven selected merger and acquisition transactions listed in the below table (collectively, the “Selected Transactions”). The selection of these transactions was based on, among other things, the target company’s business focus, the relative size of the transaction compared to the Merger, and the availability of public information related to the selected transaction. Kroll noted that none of the Selected Transactions are perfectly comparable to the Merger, and that all but one of the Selected Transactions occurred a year or more prior to the date of Kroll’s analysis. Finally, Kroll does not have access to non-public information of any of the Selected Transactions. Accordingly, a complete valuation analysis of the Company cannot rely solely upon a quantitative review of the Selected Transactions but involves complex considerations and judgments concerning differences in financial and operating characteristics of such companies involved in these Selected Transactions, as well as other factors (including, but not limited to, the state of the financial markets at the time of each Selected Transaction) that could affect the target companies’ implied values relative to that of the Company. Therefore, an analysis of Selected Transactions is also subject to certain limitations.

Date Announced	Target	Acquirer
12/5/2021	Del Taco Restaurants, Inc.	Jack in the Box Inc.
7/2/2021	J. Alexander’s Holdings, Inc.	SPB Hospitality LLC
1/5/2020	The Habit Restaurants, Inc.	Yum! Brands, Inc.
11/6/2019	Patton Wings, Inc.	ICV Partners, LLC
5/6/2018	Barteca Restaurant Group, LLC	Del Frisco’s Restaurant Group, Inc.
11/5/2018	Bojangles’, Inc.	The Jordan Company
10/18/2018	Restaurant Brands New Zealand Limited	Finaccess Capital
9/24/2018	Sonic Corp.	Inspire Brands, Inc.
8/16/2018	Zoe’s Kitchen, Inc.	Cava Group, Inc.
2/20/2018	Fogo de Chão, Inc.	Rhone Capital, L.L.C.
1/23/2018	Keg Restaurants Ltd.	Cara Operations Limited

Source: S&P Capital IQ, SEC Filings, Annual and Interim Reports.

For each of the Selected Transactions, Kroll calculated the enterprise value of the target company implied by each such transaction and divided it by the target company’s LTM EBITDA and LTM Revenue. This analysis indicated (i) enterprise value to LTM EBITDA multiples ranging from 9.5x to 17.2x, with a median of 13.4x, and (ii) enterprise value to LTM revenue multiples ranging from 0.90x to 5.37x, with a median of 1.62x.

Kroll was also provided information from the Company’s management related to six recent acquisitions made by the Company since 2020: Champps, Barrio Queen, Fox and Hound / Craft Republic, Tahoe Joe’s, Village Inn / Bakers Square, and Granite City (the “Company Acquisitions”). Kroll noted that none of the Company Acquisitions are perfectly comparable to the Merger. For each of the Company Acquisitions, the Company’s management provided Kroll with the purchase price and implied enterprise value to LTM EBITDA multiple. Kroll reviewed the information provided by management of the Company related to the Company Acquisitions and noted that the enterprise value to LTM EBITDA multiples ranged from 1.0x to 5.2x, with a median of 3.1x.

Summary Financial Analyses

After an assessment of the information described above and other considerations, Kroll selected a range of valuation multiples to apply to the Company’s Run-Rate Adjusted EBITDA to obtain a range of enterprise values for the Company. The Company’s Run-Rate Adjusted EBITDA was approximately $24.8 million, which was equal to the Company’s management-provided Run-Rate EBITDA of approximately $26.3 million less the Company’s management-provided stock-based compensation expense of approximately $1.5 million. Kroll selected multiples that, in its judgement, reflected the Company’s business focus, historical and projected revenue and profitability growth, profit margins, capital requirements, brand portfolio and other characteristics relative to the Selected Publicly Traded Companies and the Selected Transactions. Kroll applied multiples of 6.5x to 8.0x to the Company’s Run-Rate Adjusted EBITDA, to arrive at a concluded enterprise value range for the Company of approximately $161.3 million to approximately $198.5 million.

Kroll estimated the range of aggregate equity value of the Company by adding cash and cash equivalents of approximately $16.1 million and subtracting the face value of debt of approximately $24.5 million and a legal reserve of approximately $1.0 million, all as provided by the Company’s management. After making these adjustments, the estimated aggregate equity value range for the Company was approximately $151.9 million to approximately $189.1 million. Kroll estimated the range of common equity value of the Company by subtracting the value of options under an option pricing method of approximately $3.4 million to approximately $4.4 million from the Company’s estimated aggregate equity value range. After making these adjustments, the estimated common equity value range for the Company was approximately $148.5 million to approximately $184.8 million. Kroll estimated a range of the Company’s common share value by dividing the range of common equity value of the Company by the number of fully diluted shares outstanding of approximately 11.0 million, per the Company’s management, resulting in an estimated range of common share value of the Company of $13.48 to $16.77.

Kroll noted that the Merger Consideration of $17.25 per share to be received by the shareholders of the Company (other than MTY Food Group Inc. or its affiliates) in the Merger was above the estimated range of common share values of the Company.

The Opinion was only one of the many factors considered by the Board in its evaluation of the Merger and should not be viewed as determinative of the views of the Board.

Illustrative Scenarios Discussed with the Board

Kroll also discussed with the Board two illustrative scenarios that presented two hypothetical views as to how a potential buyer, through actions the buyer could potentially undertake, might justify a higher per share price for the Company than Kroll’s concluded valuation range. These scenarios involved a buyer’s hypothetical elimination of the expenses related to the Company being a publicly traded company (“Public Company Costs”) as well as a hypothetical reduction in other general and administrative expenses. The first illustrative scenario assumed a run-rate Adjusted EBITDA figure for the Company that increased by $944,000 to $25.8 million to reflect buyer’s hypothetical elimination of Public Company Costs (as provided by the Company’s management), resulting in an estimated range of common share value of the Company of $14.02 to $17.44. The second illustrative scenario assumed a run-rate Adjusted EBITDA figure for the Company based on the first illustrative scenario that was increased by an incremental $1.5 million (based on discussions with the Company’s management) to $27.3 million to reflect a buyer’s hypothetical reduction of certain general and administrative expenses, resulting in an estimated range of common share value of the Company of $14.89 to $18.50.

Fees and Expenses

As compensation for Kroll’s services in connection with the rendering of the Opinion to the Board, the Company agreed to pay Kroll a fee of $350,000. A portion of the fee was payable upon the Company’s engagement of Kroll and the remaining portion of the fee was payable upon Kroll informing the Company or the Board that Kroll was prepared to deliver the Opinion. No portion of Kroll’s fee is refundable or contingent upon the conclusion reached in the Opinion.

Furthermore, Kroll is entitled to be paid additional fees at a percentage of Kroll’s standard hourly rates for any time incurred should Kroll be called upon to support its findings subsequent to the delivery of its opinion. The Company has also agreed to reimburse Kroll for its reasonable out-of-pocket expenses and reasonable fees and expenses of outside counsel retained by Kroll in connection with the engagement. The Company has also agreed to indemnify Kroll for certain liabilities arising out of its engagement.

The terms of the fee arrangements with Kroll, which the Company believes are customary in transactions of this nature, were negotiated at arm’s length, and the Board is aware of these fee arrangements.

Disclosure of Prior Relationships

Other than the engagement to provide the Opinion, during the two years preceding the date of the Opinion, Kroll has not had any material relationship with any party to the Merger for which compensation has been received or is intended to be received, nor is any such material relationship or related compensation mutually understood to be contemplated. Kroll may seek to provide the Company, MTY and their respective affiliates with financial advisory and other services unrelated to the Merger in the future, for which services Kroll would expect to receive compensation.

Intent to Tender.

As of August 8, 2022, the executive officers and directors of the Company, collectively, beneficially owned 2,627,280 Shares (including 270,000 Shares of restricted stock held by Jeffery Crivello, the Company’s Chief Executive Officer, but excluding Shares issuable upon exercise of Company stock options or vesting of Company restricted stock units), representing approximately 24% of the then-outstanding Shares.

In addition, the Supporting Shareholders (including certain of the Company’s executive officers and directors) have entered into the Support Agreement described above under “Item 3. Past Contacts, Transactions, Negotiations and Agreements – Tender and Support Agreement,” pursuant to which the Supporting Shareholders have agreed to tender or cause to be tendered pursuant to the Offer all Shares held of record or beneficially owned by such person (excluding Shares issuable upon exercise of Company stock options or settlement of Company restricted stock units or restricted stock awards). As such, to the knowledge of the Company, each such executive officer and director of the Company intends to tender all his or her Shares in the Offer.

Item 5. Persons/Assets Retained, Employed, Compensated, or Used.

The Company retained Kroll to serve as independent financial advisor and to deliver a fairness opinion to the Board, which is described in “Item 4. The Solicitation or Recommendation – Opinion of the Company’s Financial Advisor,” and which is filed as Annex A hereto. The Board selected Kroll as its financial advisor because, among other things, it is a nationally recognized investment banking firm that has substantial experience in transactions similar to the Transactions.

In connection with Kroll’s services as the financial advisor to the Board, the Company has agreed to pay Kroll a fee of $350,000 a portion of which was payable upon Kroll’s engagement and the remainder of which was payable upon Kroll informing the Company or the Board that Kroll was prepared to deliver its fairness opinion. In addition, the Company has agreed to reimburse Kroll for certain of its reasonable expenses (including attorneys’ fees) and to indemnify Kroll and related persons against various liabilities.

See “Item 4. The Solicitation or Recommendation – Background of the Offer; Reasons for the Recommendation of the Special Committee – Background of the Offer” and “– Opinion of the Company’s Financial Advisor” for additional information related to the Board’s retention of Kroll as its financial advisor, which is hereby incorporated by reference into this Item 5.

Except as set forth above, neither the Company nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to the shareholders of the Company on its behalf with respect to the Offer or Merger, except that such solicitations or recommendations may be made by directors, officers or employees of the Company, for which services no additional compensation will be paid.

Item 6. Interest in Securities of the Subject Company.

No transactions with respect to Shares have been effected by the Company or, to the knowledge of the Company after making reasonable inquiry, by any of its executive officers, directors, affiliates, or subsidiaries during the 60 days prior to the date of this Schedule 14D-9.

Item 7. Purposes of the Transaction and Plans or Proposals.

Except as indicated in this Schedule 14D-9, the Company is not undertaking or engaged in any negotiations in response to the Offer that relate to (i) a tender offer for or other acquisition of the Company’s securities by the Company, the Company’s subsidiaries or any other person, (ii) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or the Company’s subsidiaries, (iii) any purchase, sale or transfer of a material amount of assets of the Company or the Company’s subsidiaries, or (iv) any material change in the present dividend rate or policy, indebtedness or capitalization of the Company. Except as relates to that described in this Schedule 14D-9, there are no transactions, board resolutions, agreements in principle or signed contracts that were entered into in response to the Offer that relate to, or would result in, one or more of the matters referred to in the preceding sentence.

Item 8. Additional Information.

Golden Parachute Compensation.

The information set forth under “Item 3. Past Contacts, Transactions, Negotiations and Agreements – Arrangements between the Company and its Executive Officers, Directors, and Affiliates, and Parent and Merger Sub,” as it relates to the Company’s named executive officers and to the extent required by Item 402(t) of Regulation S-K, is incorporated herein by reference.

State Takeover Laws

A number of states have adopted takeover laws and regulations which purport, to varying degrees, to apply to attempts to acquire securities of corporations which are incorporated in those states or which have substantial assets, shareholders, principal executive offices or principal places of business therein.

The Company is incorporated under the laws of the State of Minnesota. Under the MBCA and other Minnesota statutes, the Company is subject to certain state takeover laws. As described below, the Company has taken appropriate action in connection with its approval of the Merger Agreement and the consummation of the transactions it contemplates so that these laws do not affect the ability of Parent and Merger Sub to consummate the Offer or the Merger or related transactions.

Minnesota Business Combination Act. In its Articles of Incorporation, the Company has opted out of Section 302A.673 of the MBCA (the “Business Combination Act”), which prohibits a publicly held Minnesota corporation, such as the Company, from engaging in any “business combination,” including a merger, with an “interested shareholder” (defined generally as any beneficial owner, directly or indirectly, of 10% or more of the voting power of the outstanding shares of that corporation entitled to vote) for a period of four years after the date of the transaction in which the person became an interested shareholder, unless, among other things, a committee of that corporation’s board of directors comprised solely of one or more disinterested directors has given its approval of either the business combination or the transaction that resulted in the shareholder becoming an “interested shareholder” prior to the shareholder becoming an interested shareholder. Under the Business Combination Act, a director or person is “disinterested” if the director or person is neither an officer nor an employee, nor has been an officer or employee within five years preceding the formation of the committee, of the publicly held Minnesota corporation or of a related organization.

Minnesota Control Share Acquisition Act. In its Bylaws, the Company has opted out of the Minnesota Control Share Acquisition Act under Section 302A.671 (the “Control Share Acquisition Act”) of the MBCA, which provides that, absent certain exceptions, a person who becomes the beneficial owner of a new range of the voting power of the shares of a publicly held Minnesota corporation (i.e., from less than 20% to 20% or more, from less than 33-1/3% to 33-1/3% or more, or from less than a majority to a majority) will lose voting rights with respect to the shares above any such new percentage level of voting control, in the absence of special shareholder approval. That approval can be obtained only by a resolution adopted by (i) the affirmative vote of the holders of a majority of the voting power of all shares entitled to vote and (ii) the affirmative vote of the holders of a majority of the voting power of all shares entitled to vote, excluding all “interested shares” (generally, shares held by the acquiring person, any officer of the publicly held Minnesota corporation, or any director who is also an employee of the publicly held Minnesota corporation). If such approval is not obtained, the publicly held Minnesota corporation may redeem the shares that exceed the new percentage level of voting control at their market value. A shareholders’ meeting to vote on whether to grant voting power to the acquiring person may not be held unless the acquiring person has delivered an information statement to the publicly held Minnesota corporation. The above provisions do not apply if there is an applicable exception. The Control Share Acquisition Act contains several exceptions, including an exception for cash tender offers (i) approved by a majority vote of a committee, such as the Special Committee, composed solely of one or more disinterested directors of the publicly held Minnesota corporation formed pursuant to the Business Combination Act, prior to the commencement of, or the public announcement of the intent to commence, the offer, and (ii) pursuant to which the acquiring person will become the owner of over 50% of the voting stock of the publicly held Minnesota corporation. Under the Business Combination Act, a director or person is “disinterested” if the director or person is neither an officer nor an employee, nor has been an officer or employee within five years preceding the formation of the committee, of the publicly held Minnesota corporation or of a related organization.

Takeover Disclosure Statute. Sections 80B.01 to 80.B.13 of the Minnesota Statutes (the “Minnesota Takeover Disclosure Law”), require certain disclosures and the filing of certain disclosure material with the Minnesota Commissioner of Commerce (the “Commissioner”) with respect to any offer for a corporation, such as the Company, that has its principal place of business in Minnesota and a certain number of shareholders residing in Minnesota. Parent intends to file a registration statement with the Commissioner on or about the date this Statement is filed with the SEC. Although the Commissioner does not have an approval right with respect to the Offer, the Commissioner does review the disclosure material for the adequacy of such disclosure and is empowered to suspend summarily the Offer in Minnesota within three business days of such filing if the Commissioner determines that the registration statement does not (or the material provided to beneficial owners of the Shares residing in Minnesota does not) provide full disclosure. If such summary suspension occurs, a hearing must be held (within 10 days of the summary suspension) as to whether to permanently suspend the Offer in Minnesota, subject to corrective disclosure. If the Commissioner takes action under the Minnesota Takeover Disclosure Law, such action could have the effect of delaying the Offer.

“Fair Price” Provision. Section 302A.675 of the MBCA provides that a purchaser generally may not acquire shares of a Minnesota publicly held corporation from a shareholder within two years following the purchaser’s last purchase of shares of the same class pursuant to a takeover offer, including, but not limited to, acquisitions made by purchase, exchange or merger, unless the selling shareholder is afforded, at the time of the proposed acquisition, a reasonable opportunity to dispose of the shares to the purchaser upon substantially equivalent terms as those provided in the earlier takeover offer. However, because the Board and the Special Committee have approved the Merger Agreement and the transactions contemplated thereby, the restrictions of Section 302A.675 of the MBCA do not apply.

Other State Takeover Laws. The Company is not aware of any other state takeover laws or regulations that are applicable to the Offer or the Merger or related transactions and has not attempted to comply with any state takeover laws or regulations. If any government official or third party should seek to apply any state takeover law to the Offer or the Merger or related transactions or other business combination between Parent or any of its affiliates and the Company, the Company will take such action as then appears desirable to cause such state takeover law to be inapplicable, which action may include challenging the applicability or validity of such statute in appropriate court proceedings. In the event it is asserted that one or more state takeover statutes is applicable to the Offer or the Merger or related transactions and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer or the Merger or related transactions, Parent might be required to file certain information with, or to receive approvals from, the relevant state authorities or holders of Shares, and Parent might be unable to accept for payment or pay for Shares tendered pursuant to the Offer, or be delayed in continuing or consummating the Offer or the Merger. In such case, Parent may not be obligated to accept for payment or pay for any tendered Shares. See Section 15 “– Conditions to the Offer” in the Offer to Purchase.

Dissenter’s Rights.

Set forth on Annex B are Sections 302A.471 and 302A.473 of the MBCA, which provide that shareholders may dissent from, and obtain payment for the fair value of their shares in the event of, certain corporate actions, and establish procedures for the exercise of such dissenters’ rights.

Holders of Shares will not have dissenter’s rights in connection with the Offer. However, if the Offer is successful and the Merger is consummated, a shareholder of the Company who has not tendered his or her Shares in the Offer will have certain rights under Sections 302A.471 and 302A.473 of the MBCA to dissent from the Merger and obtain payment in cash for the “fair value” of that shareholder’s Shares. Those rights, if the statutory procedures are complied with, could lead to a judicial determination of the fair value (immediately prior to the Effective Time) required to be paid in cash, less any required withholding of taxes, to dissenting shareholders of the Company for their Shares. Any such judicial determination of the fair value of the Shares would not necessarily include any element of value arising from the accomplishment or expectation of the Merger and could be based upon considerations other than or in addition to the consideration per Share to be paid in the Merger and the market value of the Shares, including asset values and the investment value of the Shares. Moreover, the Company may argue in such a judicial proceeding that, for purposes of such proceeding, the fair value of the Shares is less than the price per Share paid pursuant to the Offer or the consideration per Share payable in the Merger, and the judicially determined value could be more or less than the price per Share paid pursuant to the Offer or the consideration per Share payable in the Merger. Under Section 302A.471(4) of the MBCA, a shareholder’s rights with respect to the Merger are limited to the dissenters’ rights provided under Sections 302A.471 and 302A.473 of the MBCA. A Company shareholder has no right, at law or in equity, to set aside the approval of the Merger or the consummation of the Merger, unless such adoption or consummation was fraudulent with respect to such shareholder or the Company. Any Shares which are issued and outstanding immediately prior to the Effective Time and which are held by a holder who has not accepted the Offer and who has properly exercised dissenters’ rights with respect to such Shares in accordance with the MBCA (including Sections 302A.471 and 302A.473 thereof) and, as of the Effective Time, has neither effectively withdrawn nor otherwise lost for any reason its right to exercise such dissenters’ rights, will not be converted into or represent a right to receive the consideration payable in the Merger. The holders of dissenting shares will be entitled to only such rights as are granted by Sections 302A.471 and 302A.473 of the MBCA. To be entitled to payment, the dissenting shareholder must not accept the Offer, must file with the Company, prior to consummation of the Offer, a written notice of intent to demand payment of the fair value of the dissenting shareholder’s Shares, and must satisfy the other procedural requirements of the MBCA. If any Company shareholder who asserts dissenters’ rights with respect to its Shares under the MBCA effectively withdraws or otherwise loses for any reason (including failure to perfect) its dissenters’ rights, then as of the Effective Time or the occurrence of such event, whichever later occurs, such holder’s Shares will automatically be canceled and converted into and represent only the right to receive the consideration payable in the Merger, without interest and less any required withholding of taxes, upon surrender of the Share Certificate or Share Certificates formerly representing such dissenting Shares.

THE PRESERVATION AND EXERCISE OF DISSENTERS’ RIGHTS REQUIRES STRICT ADHERENCE TO THE APPLICABLE PROVISIONS OF THE MBCA. FAILURE TO FULLY AND PRECISELY FOLLOW THE STEPS REQUIRED BY SECTIONS 302A.471 AND 302A.473 OF THE MBCA FOR THE PERFECTION OF DISSENTERS’ RIGHTS WILL RESULT IN THE LOSS OF THOSE RIGHTS. THE FOREGOING SUMMARY OF THE RIGHTS OF DISSENTING SHAREHOLDERS UNDER THE MBCA IS NOT A COMPLETE STATEMENT OF THE PROCEDURES TO BE FOLLOWED BY SHAREHOLDERS DESIRING TO EXERCISE ANY DISSENTERS’ RIGHTS AVAILABLE UNDER THE MBCA AND IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE MBCA.

DISSENTERS’ RIGHTS CANNOT BE EXERCISED AT THIS TIME. THE INFORMATION SET FORTH ABOVE IS FOR INFORMATIONAL PURPOSES ONLY WITH RESPECT TO ALTERNATIVES AVAILABLE TO SHAREHOLDERS IF THE MERGER IS CONSUMMATED. SHAREHOLDERS WHO WILL BE ENTITLED TO DISSENTERS’ RIGHTS IN CONNECTION WITH THE MERGER WILL RECEIVE ADDITIONAL INFORMATION CONCERNING DISSENTERS’ RIGHTS AND THE PROCEDURES TO BE FOLLOWED IN CONNECTION THEREWITH BEFORE SUCH SHAREHOLDERS HAVE TO TAKE ANY ACTION RELATING THERETO.

Regulatory Approvals.

U.S. Antitrust Laws

Under the provisions of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations thereunder (the “HSR Act”), the acquisition of Shares pursuant to the Offer may not be completed until each of MTY and the Company files a Premerger Notification and Report Form with the U.S. antitrust agencies – the Federal Trade Commission (the “FTC”) and the U.S. Department of Justice Antitrust Division (the “Antitrust Division”) – and the applicable waiting period expires or is early terminated. Submission of filings by both parties under the HSR Act commences a 15-day waiting period. If the FTC or Antitrust Division issues a Request for Additional Information and Documentary Material (a “Second Request”) prior to the expiration of the initial waiting period, the parties must substantially comply with the Second Request, after which they must observe a 30-day waiting period prior to completing the acquisition of Shares pursuant to the Offer, unless the waiting period is terminated earlier, or the parties otherwise agree to extend it.

At any time before or after the acquisition of Shares pursuant to the Offer, the Antitrust Division or the FTC could take such action under the antitrust laws of the United States as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer, seeking divestiture of the Shares so acquired, seeking divestiture of substantial assets of Merger Sub or the Company or their respective subsidiaries or affiliates, or requiring the parties to license or hold separate assets, or to terminate existing relationships or contractual rights. State attorneys general may also bring legal action under both state and federal antitrust laws, as applicable. Private parties may also bring legal actions under the antitrust laws of the United States under certain circumstances.

The Company does not believe that the completion of the Offer will result in a violation of any applicable antitrust laws. However, there can be no assurance that a challenge to the Offer or the Merger on antitrust grounds will not be made, or if such a challenge is made, what the result would be. If any such challenge is threatened or commenced by the Antitrust Division or the FTC or any state or other person, the completion of the Offer or the Merger may be delayed or fail to be completed.

Shareholder Approval of the Merger Not Required.

Section 302A.613(4) of the MBCA provides that, subject to certain statutory requirements, if following completion of a tender offer for stock of a public Minnesota corporation, the stock irrevocably accepted for purchase pursuant to such offer and received by the depositary prior to the expiration of such offer, plus the stock otherwise owned by the acquirer equals at least such percentage of the stock, and of each class or series thereof, of the target corporation that would otherwise be required to adopt a merger agreement under the MBCA or the target’s articles of incorporation, and each outstanding share of each class or series of stock that is the subject of the tender offer and is not irrevocably accepted for purchase in the offer is to be converted in such merger into the right to receive the same amount and kind of consideration to be paid for shares of such class or series of stock irrevocably accepted for purchase in the tender offer, the acquirer can effect a merger without a vote of the shareholders of the target corporation. Accordingly, the parties have agreed that, subject to the conditions specified in the Merger Agreement, including if the Offer is completed and the number of Shares validly tendered in accordance with the terms of the Offer and not validly withdrawn prior to the expiration of the Offer

(together with the Shares then owned by Merger Sub, if any) is one Share more than 50% of the then outstanding Shares, the Merger will be effected as soon as practicable following such completion without a vote of the shareholders of the Company, in accordance with Section 302A.613(4) of the MBCA. The Company’s Articles of Incorporation have no restrictions relating to a merger or business combination being undertaken pursuant Section 302A.613(4) of the MBCA.

Conditions to the Offer.

The information regarding the conditions of the Offer contained in Section 15 of the Offer to Purchase is incorporated herein by reference.

Annual and Quarterly Reports.

For additional information regarding the business and the financial results and condition of the Company, please see the Company’s Annual Report on Form 10-K for the year ended January 2, 2022, and other Company filings made with the SEC.

Forward-Looking Statements.

This Schedule 14D-9 and the materials incorporated by reference herein contain forward-looking statements in addition to historical and other information. The Company uses words such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “forecast,” “intend,” “looking forward,” “may,” “plan,” “potential,” “project,” “should,” “target,” “will” and “would,” or any variations of these words, or other words with similar meanings to or that otherwise, identify forward-looking statements. All statements that address activities, events, performance, or developments that the Company intends, expects or believes may occur in the future are forward-looking statements. Forward-looking statements may relate to such matters as the offer, its completion and the completion of the Transactions, as well as the Company’s industry, business strategy, goals, projections and expectations concerning the Company’s market positions, future operations, future performance, results or condition, margins, profitability, capital expenditures, liquidity and capital resources, interest rates and other financial and operating information and the outcome of contingencies such as legal and administrative proceedings.

The following are some of the factors that could cause actual future results to differ materially from those expressed in any forward-looking statements: (i) the risk that the proposed transaction may not be completed in a timely manner or at all; (ii) the possibility that competing offers or acquisition proposals for the Company will be made; (iii) uncertainty surrounding how many of the Company’s shareholders will tender their shares in the tender offer; (iv) the possibility that any or all of the various conditions to the completion of the tender offer may not be satisfied or waived, including the failure to receive any required regulatory approvals from any applicable governmental entities; (v) the possibility that prior to the completion of the proposed transaction, the Company’s business may experience significant disruptions due to transaction-related uncertainty; (vi) the occurrence of any event, change or other circumstance that could give rise to the termination of the agreement and plan of merger, including in circumstances that would require the Company to pay a termination fee or other expenses; (vii) the effect of the announcement or pendency of the proposed transaction on the Company’s ability to retain and hire key personnel, its ability to maintain relationships with its customers, franchisees, suppliers and others with whom it does business, and its operating results and business generally; (viii) the risk that shareholder litigation in connection with the proposed transaction may result in significant costs of defense, indemnification and liability; (ix) the possibility of shareholders exercising dissenter’s rights, and the appraised value of such shares; and (ix) other factors as set forth from time to time in the Company’s filings with the SEC, including its Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q, as well as the tender offer statement, solicitation/recommendation statement and other tender offer documents filed from time to time by MTY, Parent, Merger Sub and the Company, as applicable. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof.

These forward-looking statements reflect the Company’s expectations as of the date of this Schedule 14D-9. Factors or events that could affect the Transactions or cause actual events, results, or performance to differ, including materially, may emerge from time to time, and it is not possible for the Company to predict all of them. Accordingly, no assurances can be given as to, among other things, whether the Transactions will be completed, or if any of the other events anticipated by the forward-looking statements will occur or what impact they will have. Any forward-looking statements made by the Company in this Schedule 14D-9 speaks only as of the date hereof. However, the Company will amend this Schedule 14D-9 to reflect any material change in the information previously disclosed herein, consistent with the Company’s obligation under Exchange Act Rule 14d-9(c) and General Instruction E to Schedule 14D-9.

Item 9. Material to be Filed as Exhibits.

The following Exhibits are filed herewith or incorporated herein by reference:

EXHIBIT NUMBER	DESCRIPTION OF EXHIBIT

(a)(1)(A)	Offer to Purchase, dated as of August 24, 2022 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO filed by MTY Franchising USA, Inc., Grill Merger Sub, Inc. and MTY Food Group Inc. on August 24, 2022 (the “Schedule TO”) (File Number 005-47211))

(a)(1)(B)	Form of Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO (File Number 005-47211)).

(a)(1)(C)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(C) to the Schedule TO (File Number 005-47211))

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(D) to the Schedule TO (File Number 005-47211)).

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(E) to the Schedule TO (File Number 005-47211)).

(a)(5)(A)	Press Release, dated as of August 9, 2022, issued by BBQ Holdings, Inc. and MTY Food Group Inc. (incorporated by reference to Exhibit 99.2 to BBQ Holdings, Inc. Current Report on Form 8-K, filed August 9, 2022 (File Number 001-39053)).

(e)(1)	Agreement and Plan of Merger, dated as of August 8, 2022, by and among MTY Franchising USA, Inc., Grill Merger Sub, Inc. and BBQ Holdings, Inc. (incorporated by reference to Exhibit 2.1 to BBQ Holdings, Inc. Current Report on Form 8-K, filed August 9, 2022 (File Number 001-39053)).

(e)(2)	Guarantee, dated as of August 8, 2022, by MTY Food Group Inc. in favor of BBQ Holdings, Inc.

(e)(3)	Confidentiality Agreement, dated as of May 31, 2022, by and among MTY Food Group Inc. and BBQ Holdings, Inc.

(e)(4)	Letter of Intent, dated as of May 26, 2022, by and among MTY Food Group Inc. and BBQ Holdings, Inc.

(e)(5)	Letter of Intent, dated as of July 7, 2022, by and among MTY Food Group Inc. and BBQ Holdings, Inc.

(e)(6)	Form of Tender and Support Agreement, dated as of August 8, 2022, by and among MTY Franchising USA, Inc., Grill Merger Sub, Inc. and each of the Persons set forth on Schedule A thereto (incorporated by reference to Exhibit 99.1 to BBQ Holdings, Inc. Current Report on Form 8-K, filed August 9, 2022 (File Number 001-39053)).

(e)(7)	BBQ Holdings, Inc. Amended and Restated 2015 Equity Incentive Plan (incorporated by reference to Exhibit 10.1 to Current Report on Form 8-K, filed on June 17, 2021 (File Number 001-39053)).

(e)(8)	Employment Agreement dated March 15, 2022, between BBQ Holdings, Inc. and Jeffery Crivello (incorporated by reference to Exhibit 10.29 to Annual Report on Form 10-K, filed on March 16, 2022 (File Number 001-39053)).

(e)(9)	Offer of Employment Letter, dated August 9, 2021, between BBQ Holdings, Inc. and Jason Schanno (incorporated by referenced to Exhibit 10.1 to Current Report on Form 8-K, filed on August 12, 2021 (File Number 001-39053)).

(e)(10)	Offer of Employment Letter, dated January 8, 2021, between BBQ Holdings, Inc. and Albert Hank (incorporated by referenced to Exhibit 10.1 to Current Report on Form 8-K, filed on January 13, 2021 (File Number 001-39053))

(e)(11)	Form of Director and Officer Indemnification Agreement.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Dated: August 24, 2022

BBQ HOLDINGS, INC.

By:	/s/ Jeffery Crivello
Jeffery Crivello
Its:	Chief Executive Officer

ANNEX A

Board of Directors
BBQ Holdings, Inc.	August 4, 2022
12701 Whitewater Drive, Suite 1001
Minnetonka, MN 55343

Dear Members of the Board of Directors:

BBQ Holdings, Inc. (the “Company”) has engaged Kroll, LLC (“Duff & Phelps”), operating through its Duff & Phelps Opinions Practice, to serve as an independent financial advisor to the board of directors (the “Board of Directors”) of the Company (solely in their capacity as members of the Board of Directors) in connection with the Board of Directors’ consideration of the proposed acquisition of all of the outstanding shares of common stock, par value $0.01 per share, of the Company (the “Common Stock”) by MTY Food Group Inc. or its affiliates for cash consideration of $17.25 per share on a fully-diluted basis (including outstanding stock options and restricted shares or units) (the “Consideration”), pursuant to the Merger Agreement (defined herein) (the “Proposed Transaction”). Specifically, the Board of Directors has requested that Duff & Phelps provide a written opinion (the “Opinion”) as to whether the Consideration to be received by the stockholders of the Company (other than MTY Food Group Inc. or its affiliates) in the Proposed Transaction is fair, from a financial point of view, to such stockholders (without giving effect to any impact of the Proposed Transaction on any particular stockholder other than in its capacity as a stockholder).

Scope of Analysis

In connection with this Opinion, Duff & Phelps has made such reviews, analyses and inquiries as it has deemed necessary and appropriate to render this Opinion. Duff & Phelps also took into account its assessment of general economic, market and financial conditions, as well as its experience in securities and business valuation, in general, and with respect to similar transactions, in particular. Duff & Phelps’ procedures, investigations, and financial analysis with respect to the preparation of its Opinion included, but were not limited to, the items summarized below:

1.	Reviewed the following documents:

a)

The Company’s annual reports and audited financial statements included in the Company’s Form 10-K filed with the Securities and Exchange Commission (“SEC”) for the fiscal year ended January 2, 2022 and the Company’s unaudited interim financial statements for the fiscal quarter ended April 3, 2022 included in the Company’s Form 10-Q filed with the SEC;

b)

Unaudited internal financial information for the Company for the fiscal years ended January 3, 2021 and January 2, 2022 and for the five months ended May 29, 2022 and select balance sheet information as of July 31, 2022, which the Company management identified as being the most current financial statements available;

c)

Other internal documents relating to the history, current operations, and probable future outlook of the Company, including run-rate EBITDA and financial projections for the fiscal year ended January 1, 2023, provided to us by Company management;

d)	The BBQ Holdings Management Presentation dated July 2022;

e)	The BBQ Holdings Investor Presentation dated May 2022;

f)	The draft Agreement and Plan of Merger by and among MTY Franchising USA, Inc., [MERGER SUB] and the Company, dated as of August 2, 2022 (the “Merger Agreement”);

2.

Discussed the information referred to above and the background and other elements of the Proposed Transaction with Company management, including potential benefits that could be realized by a buyer; specifically, the elimination of public company costs and a reduction in general and administrative expenses;

3.	Discussed with Company management its plans and intentions with respect to the management and operation of the Company;

4.	Reviewed the historical trading price and trading volume of the Common Stock and publicly traded securities of certain other companies that Duff & Phelps deemed relevant;

5.	Reviewed capitalization information for the Company, prepared by the Company and on which Duff & Phelps was instructed to rely by Company management;

6.

Performed certain valuation and comparative analyses using generally accepted valuation and analytical techniques, including an analysis of selected public companies that Duff & Phelps deemed relevant and an analysis of selected transactions that Duff & Phelps deemed relevant; and

7.	Conducted such other analyses and considered such other factors as Duff & Phelps deemed appropriate.

Assumptions

In performing its analyses and rendering this Opinion with respect to the Proposed Transaction, Duff & Phelps, with the Company’s consent:

1.

Relied upon the accuracy, completeness, and fair presentation of all information, data, advice, opinions and representations obtained from public sources or provided to it from private sources, including Company management, and did not independently verify such information;

2.

Relied upon the fact that the Board of Directors and the Company have been advised by counsel as to all legal matters with respect to the Proposed Transaction, including whether all procedures required by law to be taken in connection with the Proposed Transaction have been duly, validly and timely taken;

3.

Assumed that any estimates, evaluations, forecasts and projections furnished to Duff & Phelps were reasonably prepared and based upon the best currently available information and good faith judgment of the person furnishing the same, and Duff & Phelps expresses no opinion with respect to such estimates, evaluations, forecasts and projections or the underlying assumptions;

4.	Assumed that information supplied by and representations made by Company management are substantially accurate regarding the Company and the Proposed Transaction;

5.	Assumed that the representations and warranties made in the Merger Agreement are substantially accurate;

6.	Assumed that the final versions of all documents reviewed by Duff & Phelps in draft form conform in all material respects to the drafts reviewed;

7.

Assumed that there has been no material change in the assets, liabilities (contingent or otherwise), financial condition, results of operations, business, or prospects of the Company since the date of the most recent financial statements and other information made available to Duff & Phelps, and that there is no information or facts that would make the information reviewed by Duff & Phelps incomplete or misleading;

8.

Assumed that all of the conditions required to implement the Proposed Transaction will be satisfied and that the Proposed Transaction will be completed in accordance with the Merger Agreement without any material amendments thereto or any waivers of any terms or conditions thereof; and

9.

Assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the Proposed Transaction will be obtained without any adverse effect on the Company or the contemplated benefits expected to be derived in the Proposed Transaction.

To the extent that any of the foregoing assumptions or any of the facts on which this Opinion is based prove to be untrue in any material respect, this Opinion cannot and should not be relied upon. Furthermore, in Duff & Phelps’ analysis and in connection with the preparation of this Opinion, Duff & Phelps has made numerous assumptions with respect to industry performance, general business, market and economic conditions and other matters, many of which are beyond the control of any party involved in the Proposed Transaction.

Qualifications

Duff & Phelps has prepared this Opinion effective as of the date hereof. This Opinion is necessarily based upon market, economic, financial and other conditions as they exist and can be evaluated as of the date hereof, and Duff & Phelps disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting this Opinion which may come or be brought to the attention of Duff & Phelps after the date hereof and is under no obligation to update, revise, reaffirm or withdraw the Opinion or otherwise comment on or consider events occurring after the issuance of the Opinion.

Duff & Phelps did not evaluate the Company’s solvency or conduct an independent appraisal or physical inspection of any specific assets or liabilities (contingent or otherwise). Duff & Phelps has not been requested to, and did not, (i) initiate any discussions with, or solicit any indications of interest from, third parties with respect to the Proposed Transaction, the assets, businesses or operations of the Company, or any alternatives to the Proposed Transaction, (ii) negotiate the terms of the Proposed Transaction, and therefore, Duff & Phelps has assumed that such terms are the most beneficial terms, from the Company’s perspective, that could, under the circumstances, be negotiated among the parties to the Merger Agreement, or (iii) advise the Board of Directors or any other party with respect to alternatives to the Proposed Transaction.

Duff & Phelps is not expressing any opinion as to the market price or value of the Common Stock (or anything else) either before or after the announcement or the consummation of the Proposed Transaction. This Opinion should not be construed as a valuation opinion, credit rating, solvency opinion, an analysis of the Company’s credit worthiness, as tax advice, or as accounting advice. Duff & Phelps has not made, and assumes no responsibility to make, any representation, or render any opinion, as to any legal matter.

In rendering this Opinion, Duff & Phelps is not expressing any opinion with respect to the amount or nature of any compensation to any of the Company’s officers, directors, or employees, or any class of such persons, relative to the Consideration to be received by the public stockholders of the Company in the Proposed Transaction, or with respect to the fairness of any such compensation.

Limiting Conditions

This Opinion is furnished for the use and benefit of the Board of Directors in connection with its consideration of the Proposed Transaction.

This Opinion (i) does not address the merits of the underlying business decision to enter into the Proposed Transaction versus any alternative strategy or transaction; (ii) does not address any transaction related to the Proposed Transaction; (iii) is not a recommendation as to how the Board of Directors or any other person (including any stockholder) should vote or act with respect to any matters relating to the Proposed Transaction, or whether to proceed with the Proposed Transaction or any related transaction, and (iv) does not indicate that the Consideration to be received by the public stockholders is the best possibly attainable under any circumstances; instead, it merely states whether the Consideration is within or above a range suggested by certain financial analyses. The decision as to whether to proceed with the Proposed Transaction or any related transaction may depend on an assessment of factors unrelated to the financial analysis on which this Opinion is based. This Opinion should not be construed as creating any fiduciary duty on the part of Duff & Phelps to any party.

This Opinion is solely that of Duff & Phelps, and Duff & Phelps’ liability in connection with this Opinion shall be limited in accordance with the terms set forth in the engagement letter between Duff & Phelps and the

Company dated July 8, 2022 (the “Engagement Letter”). This Opinion is confidential, and its use and disclosure are strictly limited in accordance with the terms set forth in the Engagement Letter.

Disclosure of Prior Relationships

Duff & Phelps has acted as financial advisor to the Board of Directors and will receive a fee for its services. No portion of Duff & Phelps’ fee is contingent upon either the conclusion expressed in this Opinion or whether or not the Proposed Transaction is successfully consummated. Pursuant to the terms of the Engagement Letter, a portion of Duff & Phelps’ fee was payable upon Duff & Phelps informing the Company or the Board of Directors that Duff & Phelps was prepared to deliver its Opinion. The Company has also agreed to reimburse certain expenses of Duff & Phelps and to indemnify Duff & Phelps for certain liabilities. Other than this engagement, during the two years preceding the date of this Opinion, Duff & Phelps has not had any material relationship with any party to the Proposed Transaction for which compensation has been received or is intended to be received, nor is any such material relationship or related compensation mutually understood to be contemplated.

Conclusion

Based upon and subject to the foregoing, Duff & Phelps is of the opinion that as of the date hereof the Consideration to be received by the stockholders of the Company (other than MTY Food Group Inc. or its affiliates) in the Proposed Transaction is fair from a financial point of view to such stockholders (without giving effect to any impact of the Proposed Transaction on any particular stockholder other than in its capacity as a stockholder).

This Opinion has been approved by the Opinion Review Committee of Duff & Phelps.

Respectfully submitted,

/s/ Duff & Phelps

Duff & Phelps Opinions Practice

Kroll, LLC

ANNEX B

Minnesota Business Corporation Act, Sections 302A.471 and 302A.473

(Rights of Dissenting Shareholders)

Set forth below are Sections 302A.471 and 302A.473 of the Minnesota Business Corporation Act, which provide that shareholders may dissent from, and obtain payment for the fair value of their shares in the event of, certain corporate actions, and establish procedures for the exercise of such dissenters’ rights.

302A.471. Rights of dissenting shareholders

Subdivision 1. Actions creating rights. A shareholder of a corporation may dissent from, and obtain payment for the fair value of the shareholder’s shares in the event of any of the following corporate actions:

(a)	unless otherwise provided in the articles, an amendment of the articles that materially and adversely affects the rights or preferences of the shares of the dissenting shareholder in that it:

(1)	alters or abolishes a preferential right of the shares;

(2)	creates, alters, or abolishes a right in respect of the redemption of the shares, including a provision respecting a sinking fund for the redemption or repurchase of the shares;

(3)	alters or abolishes a preemptive right of the holder of the shares to acquire shares, securities other than shares, or rights to purchase shares or securities other than shares;

(4)

excludes or limits the right of a shareholder to vote on a matter, or to cumulate votes, except as the right may be excluded or limited through the authorization or issuance of securities of an existing or new class or series with similar or different voting rights; except that an amendment to the articles of an issuing public corporation that provides that section 302A.671 does not apply to a control share acquisition does not give rise to the right to obtain payment under this section; or

(5)	eliminates the right to obtain payment under this subdivision;

(b)

a sale, lease, transfer, or other disposition of property and assets of the corporation that requires shareholder approval under section 302A.661, subdivision 2, but not including a disposition in dissolution described in section 302A.725, subdivision 2, or a disposition pursuant to an order of a court, or a disposition for cash on terms requiring that all or substantially all of the net proceeds of disposition be distributed to the shareholders in accordance with their respective interests within one year after the date of disposition;

(c)

a plan of merger, whether under this chapter or under chapter 322C, to which the corporation is a constituent organization, except as provided in subdivision 3, and except for a plan of merger adopted under section 302A.626;

(d)

a plan of exchange, whether under this chapter or under chapter 322C, to which the corporation is a party as the corporation whose shares will be acquired by the acquiring organization, except as provided in subdivision 3;

(e)	a plan of conversion is adopted by the corporation and becomes effective;

(f)

an amendment of the articles in connection with a combination of a class or series under section 302A.402 that reduces the number of shares of the class or series owned by the shareholder to a fraction of a share if the corporation exercises its right to repurchase the fractional share so created under section 302A.423; or

(g)

any other corporate action taken pursuant to a shareholder vote with respect to which the articles, the bylaws, or a resolution approved by the board directs that dissenting shareholders may obtain payment for their shares.

Subdivision 2. Beneficial owners.

(a)

A shareholder shall not assert dissenters’ rights as to less than all of the shares registered in the name of the shareholder, unless the shareholder dissents with respect to all the shares that are beneficially owned by another person but registered in the name of the shareholder and discloses the name and address of each beneficial owner on whose behalf the shareholder dissents. In that event, the rights of the dissenter shall be determined as if the shares as to which the shareholder has dissented and the other shares were registered in the names of different shareholders.

(b)

A beneficial owner of shares who is not the shareholder may assert dissenters’ rights with respect to shares held on behalf of the beneficial owner, and shall be treated as a dissenting shareholder under the terms of this section and section 302A.473, if the beneficial owner submits to the corporation at the time of or before the assertion of the rights a written consent of the shareholder.

Subdivision 3. Rights not to apply.

(a)

Unless the articles, the bylaws, or a resolution approved by the board otherwise provide, the right to obtain payment under this section does not apply to a shareholder of (1) the surviving corporation in a merger with respect to shares of the shareholder that are not entitled to be voted on the merger and are not canceled or exchanged in the merger or (2) the corporation whose shares will be acquired by the acquiring organization in a plan of exchange with respect to shares of the shareholder that are not entitled to be voted on the plan of exchange and are not exchanged in the plan of exchange.

(b)

If a date is fixed according to section 302A.445, subdivision 1, for the determination of shareholders entitled to receive notice of and to vote on an action described in subdivision 1, only shareholders as of the date fixed, and beneficial owners as of the date fixed who hold through shareholders, as provided in subdivision 2, may exercise dissenters’ rights.

(c)

Notwithstanding subdivision 1, the right to obtain payment under this section, other than in connection with a plan of merger adopted under Section 302A.613, subdivision 4, or 302A.621, is limited in accordance with the following provisions:

(1)

The right to obtain payment under this section is not available for the holders of shares of any class or series of shares that is listed on the New York Stock Exchange, NYSE MKT LLC, the Nasdaq Global Market, the NASDAQ Global Select Market, the Nasdaq Capital Market, or any successor to any such market.

(2)	The applicability of clause (1) is determined as of:

(i)	the record date fixed to determine the shareholders entitled to receive notice of, and to vote at, the meeting of shareholders to act upon the corporate action described in subdivision 1; or

(ii)	the day before the effective date of corporate action described in subdivision 1 if there is no meeting of shareholders.

(3)

Clause (1) is not applicable, and the right to obtain payment under this section is available pursuant to subdivision 1, for the holders of any class or series of shares who are required by the terms of the corporate action described in subdivision 1 to accept for such shares anything other than shares, or cash in lieu of fractional shares, of any class or any series of shares of a domestic or foreign corporation, or any other ownership interest of any other organization, that satisfies the standards set forth in clause (1) at the time the corporate action becomes effective.

Subdivision 4. Other rights. The shareholders of a corporation who have a right under this section to obtain payment for their shares, or who would have the right to obtain payment for their shares absent the exception set forth in paragraph (c) of subdivision 3, do not have a right at law or in equity to have a corporate action described in subdivision 1 set aside or rescinded, except when the corporate action is fraudulent with regard to the complaining shareholder or the corporation.

302A.473. Procedures for asserting dissenters’ rights

Subdivision 1. Definitions.

(a)	For purposes of this section, the terms defined in this subdivision have the meanings given them:

(b)	“Corporation” means the issuer of the shares held by a dissenter before the corporate action referred to in Section 302A.471, subdivision 1 or the successor by merger of that issuer.

(c)	“Fair value of the shares” means the value of the shares of a corporation immediately before the effective date of the corporate action referred to in Section 302A.471, subdivision 1.

(d)

“Interest” means interest commencing five days after the effective date of the corporate action referred to in Section 302A.471, subdivision 1, up to and including the date of payment, calculated at the rate provided in section 549.09, subdivision 1, paragraph (c), clause (1).

Subdivision 2. Notice of action.

(a)

If a corporation calls a shareholder meeting at which any action described in Section 302A.471, subdivision 1 is to be voted upon, the notice of the meeting shall inform each shareholder of the right to dissent and shall include a copy of Section 302A.471 and this section and a brief description of the procedure to be followed under these sections.

(b)

In connection with a qualified offer as described in Section 302A.613, subdivision 4, the constituent corporation subject to the offer may, but is not required to, send to all shareholders a written notice informing each shareholder of the right to dissent and must include a copy of this section and Section 302A.471 and a brief description of the procedure to be followed under these sections. To be effective, the notice must be sent as promptly as practicable at or following the commencement of the offer, but in any event at least ten days before the consummation of the offer.

Subdivision 3. Notice of dissent. If the proposed action must be approved by the shareholders and the corporation holds a shareholder meeting, a shareholder who is entitled to dissent under Section 302A.471 and who wishes to exercise dissenters’ rights must file with the corporation before the vote on the proposed action a written notice of intent to demand the fair value of the shares owned by the shareholder and must not vote the shares in favor of the proposed action. If the proposed action is to be effected pursuant to Section 302A.613, subdivision 4, and the corporation has elected to send a notice of action in accordance with subdivision 2, paragraph (b), a shareholder who is entitled to dissent under Section 302A.471 and who wishes to exercise dissenters’ rights must not tender the shares owned by the shareholder in response to the offer and must file with the corporation a written notice of intent to demand the fair value of the shares owned by the shareholder. Written notice must be filed with the corporation before the consummation of the offer.

Subdivision 4. Notice of procedure; deposit of shares.

(a)

After the proposed action has been approved by the board and, if necessary, the shareholders, the corporation shall send (i) in any case where subdivision 3 is applicable, to all shareholders who have complied with subdivision 3, (ii) in any case where a written action of shareholders gave effect to the action creating the right to obtain payment under Section 302A.471, to all shareholders who did not sign or consent to a written action that gave effect to the action creating the right to obtain payment under Section 302A.471, and (iii) in any other case, to all shareholders entitled to dissent, a notice that contains:

(1)	the address to which a demand for payment and certificates of certificated shares must be sent in order to obtain payment and the date by which they must be received;

(2)	any restrictions on transfer of uncertificated shares that will apply after the demand for payment is received;

(3)	a form to be used to certify the date on which the shareholder, or the beneficial owner on whose behalf the shareholder dissents, acquired the shares or an interest in them and to demand payment; and

(4)	a copy of Section 302A.471 and this section and a brief description of the procedures to be followed under these sections.

(b)

In order to receive the fair value of the shares, a dissenting shareholder must demand payment and deposit certificated shares or comply with any restrictions on transfer of uncertificated shares within 30 days after the notice required by paragraph (a) was given, but the dissenter retains all other rights of a shareholder until the proposed action takes effect.

Subdivision 5. Payment; return of shares.

(a)

After the corporate action takes effect, or after the corporation receives a valid demand for payment, whichever is later, the corporation shall remit to each dissenting shareholder who has complied with subdivisions 3 and 4 the amount the corporation estimates to be the fair value of the shares, plus interest, accompanied by:

(1)

the corporation’s closing balance sheet and statement of income for a fiscal year ending not more than 16 months before the effective date of the corporate action, together with the latest available interim financial statements;

(2)	an estimate by the corporation of the fair value of the shares and a brief description of the method used to reach the estimate; and

(3)	a copy of Section 302A.471 and this section, and a brief description of the procedure to be followed in demanding supplemental payment.

(b)

The corporation may withhold the remittance described in paragraph (a) from a person who was not a shareholder on the date the action dissented from was first announced to the public or who is dissenting on behalf of a person who was not a beneficial owner on that date. If the dissenter has complied with subdivisions 3 and 4, the corporation shall forward to the dissenter the materials described in paragraph (a), a statement of the reason for withholding the remittance, and an offer to pay to the dissenter the amount listed in the materials if the dissenter agrees to accept that amount in full satisfaction. The dissenter may decline the offer and demand payment under subdivision 6. Failure to do so entitles the dissenter only to the amount offered. If the dissenter makes demand, subdivisions 7 and 8 apply.

(c)

If the corporation fails to remit payment within 60 days of the deposit of certificates or the imposition of transfer restrictions on uncertificated shares, it shall return all deposited certificates and cancel all transfer restrictions. However, the corporation may again give notice under subdivision 4 and require deposit or restrict transfer at a later time.

Subdivision 6. Supplemental payment; demand. If a dissenter believes that the amount remitted under subdivision 5 is less than the fair value of the shares plus interest, the dissenter may give written notice to the corporation of the dissenter’s own estimate of the fair value of the shares, plus interest, within 30 days after the corporation mails the remittance under subdivision 5, and demand payment of the difference. Otherwise, a dissenter is entitled only to the amount remitted by the corporation.

Subdivision 7. Petition; determination. If the corporation receives a demand under subdivision 6, it shall, within 60 days after receiving the demand, either pay to the dissenter the amount demanded or agreed to by the dissenter after discussion with the corporation or file in court a petition requesting that the court determine the fair value of the shares, plus interest. The petition shall be filed in the county in which the registered office of the corporation is located, except that a surviving foreign corporation that receives a demand relating to the shares of a constituent domestic corporation shall file the petition in the county in this state in which the last registered office of the constituent corporation was located. The petition shall name as parties all dissenters who have demanded payment under subdivision 6 and who have not reached agreement with the corporation. The corporation shall, after filing the petition, serve all parties with a summons and copy of the petition under the Rules of Civil Procedure. Nonresidents of this state may be served by registered or certified mail or by publication as provided by law. Except as otherwise provided, the Rules of Civil Procedure apply to this proceeding. The jurisdiction of the court is plenary and exclusive. The court may appoint appraisers, with powers and authorities the court deems proper, to receive evidence on and recommend the amount of the fair value of the shares. The court shall determine whether the shareholder or shareholders in question have fully complied with the requirements of this section, and shall determine the fair value of the shares, taking into account any and all factors the court finds relevant, computed by any method or combination of methods that the court, in its discretion, sees fit to use, whether or not used by the corporation or by a dissenter. The fair value of the shares as determined by the court is binding on all shareholders, wherever located. A dissenter is entitled to judgment in cash for the amount by which the fair value of the shares as determined by the court, plus interest, exceeds the amount, if any, remitted under subdivision 5, but shall not be liable to the corporation for the amount, if any, by which the amount, if any, remitted to the dissenter under subdivision 5 exceeds the fair value of the shares as determined by the court, plus interest.

Subdivision 8. Costs; fees; expenses.

(a)

The court shall determine the costs and expenses of a proceeding under subdivision 7, including the reasonable expenses and compensation of any appraisers appointed by the court, and shall assess those costs and expenses against the corporation, except that the court may assess part or all of those costs and expenses against a dissenter whose action in demanding payment under subdivision 6 is found to be arbitrary, vexatious, or not in good faith.

(b)

If the court finds that the corporation has failed to comply substantially with this section, the court may assess all fees and expenses of any experts or attorneys as the court deems equitable. These fees and expenses may also be assessed against a person who has acted arbitrarily, vexatiously, or not in good faith in bringing the proceeding, and may be awarded to a party injured by those actions.

(c)	The court may award, in its discretion, fees and expenses to an attorney for the dissenters out of the amount awarded to the dissenters, if any.